As filed with the Securities and Exchange Commission on May 8, 2018

Securities Act File No. 333-210697

Investment Company Act File No. 811-22843

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM N-2

☒  Registration Statement under the Securities Act of 1933

☐       Pre-Effective Amendment No.

☒      Post-Effective Amendment No. 6

and/or

☒  Registration Statement under the Investment Company Act of 1940

☒      Amendment No. 15

CENTER COAST BROOKFIELD MLP & ENERGY INFRASTRUCTURE FUND

(Exact Name of Registrant as Specified in Charter)

Brookfield Place, 250 Vesey Street

New York, New York 10281-1023

(Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code: (855) 777-8001

Brian F. Hurley, Esq.

Brookfield Investment Management Inc.

Brookfield Place, 250 Vesey Street

New York, New York 10281-1023

(Name and Address of Agent for Service)

Copies to:

Thomas D. Peeney, Esq.	Michael K. Hoffman, Esq.	Kevin T. Hardy, Esq.
Brookfield Investment Management Inc.	Skadden, Arps, Slate, Meagher & Flom LLP	Skadden, Arps, Slate, Meagher & Flom LLP
Brookfield Place, 250 Vesey Street	Four Times Square	155 North Wacker Drive
New York, New York 10281-1023	New York, New York 10036	Chicago, Illinois 60606

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box . . . . ☒

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File Nos. 333-210697 and 811-22843) of Center Coast Brookfield MLP & Energy Infrastructure Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 6 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 6 does not modify any other part of the Registration Statement. The contents of the Registration Statement are hereby incorporated by reference.

Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 6 shall become effective immediately upon filing with the Securities and Exchange Commission.

Center Coast Brookfield MLP & Energy Infrastructure Fund

Statement of Additional Information

Center Coast Brookfield MLP & Energy Infrastructure Fund (the “Fund”) is a non-diversified, closed-end management investment company. The Fund’s investment objective is to obtain a high level of total return, with an emphasis on distributions to shareholders. The Fund seeks to achieve its investment objective by investing primarily in a portfolio of master limited partnerships (“MLPs”) and energy infrastructure companies. There can be no assurance that the Fund’s investment objective will be achieved.

This Statement of Additional Information (“SAI”) related to the offering, from time to time, up to $150,000,000 aggregate initial offering price of common shares of beneficial interest, par value $0.01 per share (“Common Shares”) and/or subscription rights to purchase Common Shares (“Rights” and together with the “Common Shares”, “Securities”), in one or more offerings in amounts, at prices and on terms set forth in one or more supplements to this Prospectus (each a “Prospectus Supplement”). This SAI is not a prospectus, but should be read in conjunction with the prospectus for the Fund dated May 2, 2018 (the “Prospectus”), and any related supplement to the Prospectus (each a “Prospectus Supplement”). Investors should obtain and read the Prospectus and any related Prospectus Supplement prior to purchasing Securities. A copy of the Prospectus and any related Prospectus Supplement may be obtained, without charge, by calling the Fund at (855) 777-8001.

The Prospectus and this SAI omit certain of the information contained in the registration statement filed with the Securities and Exchange Commission (“SEC”). The registration statement may be obtained from the Securities and Exchange Commission upon payment of the fee prescribed, or inspected at the Securities and Exchange Commission’s office or via its website (www.sec.gov) at no charge. Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus.

TABLE OF CONTENTS

THE FUND	S-2
INVESTMENT OBJECTIVE AND POLICIES	S-2
INVESTMENT RESTRICTIONS	S-11
MANAGEMENT OF THE FUND	S-12
PORTFOLIO TRANSACTIONS	S-20
TAXATION	S-22
GENERAL INFORMATION	S-27
FINANCIAL STATEMENTS	S-28
APPENDIX A : DESCRIPTION OF SECURITIES RATINGS	A-1
APPENDIX B : PROXY VOTING POLICIES AND PROCEDURES	B-1

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Statement of Additional Information dated May 2, 2018

THE FUND

The Fund is a non-diversified, closed-end management investment company organized under the laws of the State of Delaware. The Fund’s currently outstanding Common Shares are, and the Common Shares offered by this Prospectus, will be, subject to notice of issuance, listed on the New York Stock Exchange (the “NYSE”) under the symbol “CEN.”

INVESTMENT OBJECTIVE AND POLICIES

Additional Investment Policies

The following information supplements the discussion of the Fund’s investment objective, policies and techniques that are described in the Prospectus. The Fund may make the following investments, among others, some of which are part of its principal investment strategies and some of which are not. The principal risks of the Fund’s principal investment strategies are discussed in the Prospectus.

REITs. Real estate investment trusts (“REITs”) possess certain risks which differ from an investment in common stocks. REITs are financial vehicles that pool investors’ capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, e.g., hotels, shopping malls, residential complexes and office buildings. The market value of REIT shares and the ability of the REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owners to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of the REITs. In addition, distributions received by the Fund from REITs may consist of dividends, capital gains, and/or return of capital. As REITs generally pay a higher rate of dividends (on a pre-tax basis) than operating companies, to the extent application of the Fund’s investment strategy results in the Fund investing in REIT shares, the percentage of the Fund’s dividend income received from REIT shares will likely exceed the percentage of the Fund’s portfolio which is comprised of REIT shares. There are three general categories of REITs: equity REITs, mortgage REITs and hybrid REITs. Equity REITs invest primarily in direct fee ownership or leasehold ownership of real property; they derive most of their income from rents. Mortgage REITs invest mostly in mortgages on real estate, which may secure construction, development or long-term loans, and the main source of their income is mortgage interest payments. Hybrid REITs hold both ownership and mortgage interests in real estate.

Royalty Trusts. Royalty trusts are publicly traded investment vehicles that gather income on royalties and pay out almost all cash flows to shareholders as distributions. Royalty trusts typically have no physical operations and no management or employees. Typically royalty trusts own the rights to royalties on the production and sales of a natural resource, including oil, gas, minerals and timber. Royalty trusts are, in some respects, similar to certain MLPs and include risks similar to those MLPs.

Securities Subject to Reorganization. The Fund may invest in securities of companies for which a tender or exchange offer has been made or announced and in securities of companies for which a merger, consolidation, liquidation or reorganization proposal has been announced if, in the judgment of the Adviser, there is a reasonable prospect of high total return significantly greater than the brokerage and other transaction expenses involved. In general, securities which are the subject of such an offer or proposal sell at a premium to their historic market price immediately prior to the announcement of the offer or may also discount what the stated or appraised value of the security would be if the contemplated transaction were approved or consummated. Such investments may be advantageous when the discount significantly overstates the risk of the contingencies involved; significantly undervalues the securities, assets or cash to be received by shareholders of the prospective portfolio company as a result of the contemplated transaction; or fails adequately to recognize the possibility that the offer or proposal may be replaced or superseded by an offer or proposal of greater value. The evaluation of such contingencies requires unusually broad knowledge and experience on the part of the Adviser which must appraise not only the value of the issuer and its component businesses as well as the assets or securities to be received as a result of the contemplated transaction but also the financial resources and business motivation of the offer and/or the dynamics and business climate when the offer or proposal is in process. Since such investments are ordinarily short-term in nature, they will tend to increase the turnover ratio of the Fund, thereby increasing its brokerage and other transaction expenses. The Adviser intends to select investments of the type described which, in its view, have a reasonable prospect of capital appreciation which is significant in relation to both risk involved and the potential of available alternative investments.

Depositary Receipts. The Fund may invest in sponsored and unsponsored American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”), Global Depositary Receipts (“GDRs”) and other similar global instruments. ADRs typically are issued by a U.S. bank or trust company and evidence ownership of underlying securities issued by a non-U.S. corporation. EDRs, which are sometimes referred to as Continental Depositary Receipts, are receipts issued in Europe, typically by non-U.S. banks and trust companies, that evidence ownership of either non-U.S. or domestic underlying securities. GDRs are depositary receipts structured like global debt issues to facilitate trading on an international basis. Unsponsored ADR, EDR and GDR programs are organized independently and without the cooperation of the issuer of the underlying securities. As a result, available information concerning the issuer may not be as current as for sponsored ADRs, EDRs and GDRs, and the prices of unsponsored ADRs, EDRs and GDRs may be more volatile than if such instruments were sponsored by the issuer. Investments in ADRs, EDRs and GDRs present additional investment considerations associated with non-U.S. securities.

Zero Coupon Securities and Payment-In-Kind Securities. The Fund may invest in zero coupon securities and payment-in-kind securities. Zero coupon securities are debt securities that pay no cash income and are sold at substantial discounts from their value at maturity. When a zero coupon security is held to maturity, its entire return, which consists of the amortization discount, comes from the difference between its purchase price and its maturity value. This difference is known at the time of purchase, so that investors holding zero coupon securities until maturity know at the time of their investment what the expected return on their investment will be, assuming full repayment of the bond. The Fund also may purchase payment-in-kind securities. Payment-in-kind securities pay all or a portion of their interest in the form of debt or equity securities rather than cash. Zero coupon securities and payment-in-kind securities tend to be subject to greater price fluctuations in response to changes in interest rates than are ordinary interest-paying debt securities with similar maturities. The value of zero coupon securities appreciates more during periods of declining interest rates and depreciates more during periods of rising interest rates than ordinary interest-paying debt securities with similar maturities. Zero coupon securities and payment-in-kind securities may be issued by a wide variety of corporate and governmental issuers.

Equity-Linked Notes. Equity-linked notes are hybrid securities with characteristics of both debt and equity securities. An equity-linked note is a debt security, usually a bond, that pays interest based upon the performance of an underlying equity, which can be a single stock, basket of stocks or an equity index. Instead of paying a predetermined coupon, equity-linked notes link the interest payment to the performance of a particular equity market index or basket of stocks or commodities. The interest payment is typically based on the percentage increase in an index from a predetermined level, but alternatively may be based on the decrease in the index. The interest payment may in some cases be leveraged so that, in percentage terms, it exceeds the relative performance of the market. Equity-linked notes generally are subject to the risks associated with the securities of equity issuers, default risk and counterparty risk.

Derivative Instruments

Swaps. Swap contracts may be purchased or sold to obtain investment exposure in and/or to hedge against fluctuations in the prices of securities or other financial instruments, currencies, interest rates, credit risk or market conditions, to change the duration of the overall portfolio or to mitigate default risk. In a standard “swap” transaction, two parties agree to exchange the returns (or differentials in rates of return) on different currencies, securities, loans, baskets of currencies or securities, indices or other financial instruments, which returns are calculated with respect to a “notional value,” i.e., the designated reference amount of exposure to the underlying instruments. The Fund intends to enter into swaps primarily on a net basis, i.e., the two payment streams are netted out, with the Fund receiving or paying, as the case may be, only the net amount of the two payments. The Fund may use swaps for risk management purposes and as a speculative investment.

The net amount of the excess, if any, of the Fund’s swap obligations over its entitlements will be maintained in a segregated account by the Fund’s custodian. The Adviser requires counterparties to have a minimum credit rating of A from Moody’s (or comparable rating from another rating agency) and monitors such rating on an ongoing basis. If the other party to a swap contract defaults, the Fund’s risk of loss will consist of the net amount of payments that the Fund is contractually entitled to receive. Under such circumstances, the Fund will have contractual remedies pursuant to the agreements related to the transaction. Swap instruments are traded in the over-the-counter market and may be subject to mandatory clearing and listing on an exchange or swap execution facility pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”).

•                  Interest rate swaps. Interest rate swaps involve the exchange by the Fund with another party of respective commitments to pay or receive interest (e.g., an exchange of fixed rate payments for floating rate payments).

•                  Total return swaps. Total return swaps are contracts in which one party agrees to make payments of the total return from the designated underlying asset(s), which may include loans, securities, baskets of securities, or securities indices, during the specified period, in return for receiving payments equal to a fixed or floating rate of interest or the total return from the other designated underlying asset(s).

•                  Currency swaps. Currency swaps involve the exchange of the two parties’ respective commitments to pay or receive fluctuations with respect to a notional amount of two different currencies (e.g., an exchange of payments with respect to fluctuations in the value of the U.S. dollar relative to the Japanese yen).

•                  Credit default swaps. When the Fund is the buyer of a credit default swap contract, the Fund is entitled to receive the par (or other agreed-upon) value of a referenced debt obligation from the counterparty to the contract in the event of a default by a third party, such as a U.S. or foreign corporate issuer, on the debt obligation. In return, the Fund would normally pay the counterparty a periodic stream of payments over the term of the contract provided that no event of default has occurred. If no default occurs, the Fund would have spent the stream of payments and received no benefit from the contract. When the Fund is the seller of a credit default swap contract, it normally receives a stream of payments but is obligated to pay upon default of the referenced debt obligation. As the seller, the Fund would add the equivalent of leverage to its portfolio because, in addition to its total assets, the Fund would be subject to investment exposure on the notional amount of the swap. The Fund may enter into credit default swap contracts and baskets thereof for investment and risk management purposes, including diversification. As the seller of a credit default swap, the Fund will segregate cash or liquid assets in an amount at least equal to the notional value of the swap, less any amounts owed to the Fund under such swap and has added the requested disclosure.

The use of interest rate, total return, currency, credit default and other swaps is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If the Adviser is incorrect in its forecasts of market conditions, liquidity, market values, interest rates and other applicable factors, the investment performance of the Fund would be unfavorably affected.

Options. The Fund may purchase or sell, i.e., write, call or put options on securities and securities indices or on currencies, which options are listed on a national securities exchange or traded in the OTC market, as a means of achieving additional return or of hedging the value of the Fund’s portfolio.

A call option is a contract that gives the holder of the option the right to buy from the writer of the call option, in return for a premium, the security or currency underlying the option at a specified exercise price at any time during the term of the option. The writer of the call option has the obligation, upon exercise of the option, to deliver the underlying security or currency upon payment of the exercise price during the option period. A put option is a contract that gives the holder of the option the right, in return for a premium, to sell to the seller the underlying security or currency at a specified price. The seller of the put option has the obligation to buy the underlying security upon exercise at the exercise price.

In the case of a call option on a common stock or other security, the option is “covered” if the Fund owns the security underlying the call or has an absolute and immediate right to acquire that security without additional cash consideration (or, if additional cash consideration is required, cash or other assets determined to be liquid by the Adviser (in accordance with procedures established by the Fund’s board of trustees (“Board of Trustees”)) in such amount are segregated by the Fund’s custodian) upon conversion or exchange of other securities held by the Fund. A call option is also covered if the Fund holds a call on the same security as the call written where the exercise price of the call held is (i) equal to or less than the exercise price of the call written, or (ii) greater than the exercise price of the call written, provided the difference is maintained by the Fund in segregated assets determined to be liquid by the Adviser as described above. A put option on a security is “covered” if the Fund segregates assets determined to be liquid by the Adviser as described above equal to the exercise price. A put option is also covered if the Fund holds a put on the same security as the put written where the exercise price of the put held is (i) equal to or greater than the exercise price of the put written, or (ii) less than the exercise price of the put written, provided the difference is maintained by the Fund in segregated assets determined to be liquid by the Adviser as described above.

If the Fund has written an option, it may terminate its obligation by effecting a closing purchase transaction. This is accomplished by purchasing an option of the same series as the option previously written. However, once the Fund has been assigned an exercise notice, the Fund will be unable to effect a closing purchase transaction. Similarly, if the Fund is the holder of an option it may liquidate its position by effecting a closing sale transaction. This is accomplished by selling an option of the same series as the option previously purchased. There can be no assurance that either a closing purchase or sale transaction can be effected when the Fund so desires.

The Fund will realize a profit from a closing transaction if the price of the transaction is less than the premium received from writing the option or is more than the premium paid to purchase the option; the Fund will realize a loss from a closing transaction if the price of the transaction is more than the premium received from writing the option or is less than the premium paid to purchase the option. Since call option prices generally reflect increases in the price of the underlying security or currency, any loss resulting from the repurchase of a call option may also be wholly or partially offset by unrealized appreciation of the underlying security or currency. Other principal factors affecting the market value of a put or a call option include supply and demand, interest rates, the current market price and price volatility of the underlying security or currency and the time remaining until the expiration date. Gains and losses on investments in options depend, in part, on the ability of the Adviser to predict correctly the effect of these factors. The use of options cannot serve as a complete hedge since the price movement of securities underlying the options will not necessarily follow the price movements of the portfolio securities subject to the hedge.

An option position may be closed out only on an exchange that provides a secondary market for an option of the same series or in a private transaction. Although the Fund will generally purchase or write only those options for which there appears to be an active secondary market, there is no assurance that a liquid secondary market on an exchange will exist for any particular option. In such event it might not be possible to effect closing transactions in particular options, so that the Fund would have to exercise its options in order to realize any profit and would incur brokerage commissions upon the exercise of call options and upon the subsequent disposition of underlying securities for the exercise of put options. If the Fund, as a covered call option writer, is unable to effect a closing purchase transaction in a secondary market, it will not be able to sell the underlying security until the option expires or it delivers the underlying security upon exercise or otherwise covers the position.

Exchange Traded and Over-The-Counter Options. The Fund may purchase or write (sell) exchange traded and over-the-counter options. Writing call options involves giving third parties the right to buy securities from the Fund for a fixed price at a future date and writing put options involves giving third parties the right to sell securities to the Fund for a fixed price at a future date. Buying an options contract gives the Fund the right to purchase securities from third parties or gives the Fund the right to sell securities to third parties for a fixed price at a future date. In addition to options on individual securities, the Fund may buy and sell put and call options on currencies, baskets of securities or currencies, indices and other instruments. Options bought or sold by the Fund may be “cash settled,” meaning that the purchaser of the option has the right to receive a cash payment from the writer of the option to the extent that the value of the underlying position rises above (in the case of a call) or falls below (in the case of a put) the exercise price of the option. There can be no assurance that the Fund’s use of options will be successful.

Options on Securities Indices. The Fund may purchase and sell securities index options. One effect of such transactions may be to hedge all or part of the Fund’s securities holdings against a general decline in the securities market or a segment of the securities market. Options on securities indices are similar to options on stocks except that, rather than the right to take or make delivery of stock at a specified price, an option on a securities index gives the holder the right to receive, upon exercise of the option, an amount of cash if the closing level of the securities index upon which the option is based is greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option.

The Fund’s successful use of options on indices depends upon its ability to predict the direction of the market and is subject to various additional risks. The correlation between movements in the index and the price of the securities being hedged against is imperfect and the risk from imperfect correlation increases as the composition of the Fund diverges from the composition of the relevant index. Accordingly, a decrease in the value of the securities being hedged against may not be wholly offset by a gain on the exercise or sale of a securities index put option held by the Fund.

Futures Contracts and Options on Futures. The Fund may purchase and sell various kinds of financial futures contracts and options thereon to obtain investment exposure and/or to seek to hedge against changes in interest rates or for other risk management purposes. Futures contracts may be based on various securities, securities indices and other financial instruments. Such transactions involve a risk of loss or depreciation due to adverse changes in prices of the reference securities or indices, and such losses may exceed the Fund’s initial investment in these contracts. The Fund will only purchase or sell futures contracts or related options in compliance with the rules of the Commodity Futures Trading Commission. Transactions in financial futures and options on futures involve certain costs. There can be no assurance that the Fund’s use of futures contracts will be advantageous. Financial covenants related to future Fund borrowings may limit use of these transactions. Futures transactions and options on futures must be covered by assets or instruments acceptable under applicable segregation and coverage requirements.

A “sale” of a futures contract (or a “short” futures position) means the assumption of a contractual obligation to deliver the securities underlying the contract at a specified price at a specified future time. A “purchase” of a futures contract (or a “long” futures position) means the assumption of a contractual obligation to acquire the securities underlying the contract at a specified price at a specified future time. Certain futures contracts, including stock and bond index futures, are settled on a net cash payment basis rather than by the sale and delivery of the securities underlying the futures contracts.

No consideration will be paid or received by the Fund upon the purchase or sale of a futures contract. Initially, the Fund will be required to deposit with the broker an amount of cash or cash equivalents equal to approximately 1% to 10% of the contract amount (this amount is subject to change by the exchange or board of trade on which the contract is traded and brokers or members of such board of trade may charge a higher amount). This amount is known as the “initial margin” and is in the nature of a performance bond or good faith deposit on the contract. Subsequent payments, known as “variation margin,” to and from the broker will be made daily as the price of the index or security underlying the futures contract fluctuates. At any time prior to the expiration of the futures contract, the Fund may elect to close the position by taking an opposite position, which will operate to terminate its existing position in the contract.

An option on a futures contract gives the purchaser the right, in return for the premium paid, to assume a position in a futures contract at a specified exercise price at any time prior to the expiration of the option. Upon exercise of an option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer’s futures margin account attributable to that contract, which represents the amount by which the market price of the futures contract exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. The potential loss related to the purchase of an option on futures contracts is limited to the premium paid for the option (plus transaction costs). Because the value of the option purchased is fixed at the point of sale, there are no daily cash payments by the purchaser to reflect changes in the value of the underlying contract; however, the value of the option does change daily and that change would be reflected in the net assets of the Fund.

Futures and options on futures entail certain risks, including but not limited to the following: no assurance that futures contracts or options on futures can be offset at favorable prices, possible reduction of the yield of the Fund due to the use of hedging, possible reduction in value of both the securities hedged and the hedging instrument, possible lack of liquidity due to daily limits on price fluctuations, imperfect correlation between the contracts and the securities being hedged, losses from investing in futures transactions that are potentially unlimited and the segregation requirements described below.

In the event the Fund sells a put option or enters into long futures contracts, under current interpretations of the 1940 Act, an amount of cash or liquid securities equal to the market value of the contract must be deposited and maintained in a segregated account with the custodian of the Fund to collateralize the positions, in order for the Fund to avoid being treated as having issued a senior security in the amount of its obligations. For short positions in futures contracts and sales of call options, the Fund may establish a segregated account (not with a futures commission merchant or broker) with cash or liquid securities that, when added to amounts deposited with a futures commission merchant or a broker as margin, equal the market value of the instruments or currency underlying the futures contracts or call options, respectively (but are no less than the stock price of the call option or the market price at which the short positions were established).

The purchase of a call option on a futures contract is similar in some respects to the purchase of a call option on an individual security. Depending on the pricing of the option compared to either the price of the futures contract upon which it is based or the price of the underlying debt securities, it may or may not be less risky than ownership of the futures contract or underlying debt securities. As with the purchase of futures contracts, when the Fund is not fully invested it may purchase a call option on a futures contract to hedge against a market advance due to declining interest rates.

The purchase of a put option on a futures contract is similar to the purchase of protective put options on portfolio securities. The Fund may purchase a put option on a futures contract to hedge the Fund’s portfolio against the risk of rising interest rates and consequent reduction in the value of portfolio securities.

Interest Rate Futures Contracts and Options Thereon. The Fund may purchase or sell interest rate futures contracts to take advantage of or to protect the Fund against fluctuations in interest rates affecting the value of securities that the Fund holds or intends to acquire. For example, if interest rates are expected to increase, the Fund might sell futures contracts on securities, the values of which historically have a high degree of positive correlation to the values of the Fund’s portfolio securities. Such a sale would have an effect similar to selling an equivalent value of the Fund’s portfolio securities. If interest rates increase, the value of the Fund’s portfolio securities will decline, but the value of the futures contracts to the Fund will increase at approximately an equivalent rate thereby keeping the net asset value of the Fund from declining as much as it otherwise would have. The Fund could accomplish similar results by selling securities with longer maturities and investing in securities with shorter maturities when interest rates are expected to increase. However, since the futures market may be more liquid than the cash market, the use of futures contracts as a risk management technique allows the Fund to maintain a defensive position without having to sell its portfolio securities.

Similarly, the Fund may purchase interest rate futures contracts when it is expected that interest rates may decline. The purchase of futures contracts for this purpose constitutes a hedge against increases in the price of securities (caused by declining interest rates) that the Fund intends to acquire. Since fluctuations in the value of appropriately selected futures contracts should approximate that of the securities that will be purchased, the Fund can take advantage of the anticipated rise in the cost of the securities without actually buying them. Subsequently, the Fund can make its intended purchase of the securities in the cash market and currently liquidate its futures position. To the extent the Fund enters into futures contracts for this purpose, it will maintain in a segregated asset account with the Fund’s custodian, assets sufficient to cover the Fund’s obligations with respect to such futures contracts, which will consist of cash or liquid securities from its portfolio in an amount equal to the difference between the fluctuating market value of such futures contracts and the aggregate value of the initial margin deposited by the Fund with its custodian with respect to such futures contracts.

Securities Index Futures Contracts and Options Thereon. Purchases or sales of securities index futures contracts are used for hedging purposes to attempt to protect the Fund’s current or intended investments from broad fluctuations in stock or bond prices. For example, the Fund may sell securities index futures contracts in anticipation of or during a market decline to attempt to offset the decrease in market value of the Fund’s securities portfolio that might otherwise result. If such decline occurs, the loss in value of portfolio securities may be offset, in whole or part, by gains on the futures position. When the Fund is not fully invested in the securities market and anticipates a significant market advance, it may purchase securities index futures contracts in order to gain rapid market exposure that may, in part or entirely, offset increases in the cost of securities that the Fund intends to purchase. As such purchases are made, the corresponding positions in securities index futures contracts will be closed out. The Fund may write put and call options on securities index futures contracts for hedging purposes.

Additional Risks Relating to Derivative Instruments

Risks Associated with Options on Securities. There are several risks associated with transactions in options on securities. For example, there are significant differences between the securities and options markets that could result in an imperfect correlation between these markets, causing a given transaction not to achieve its objectives. A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well-conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events.

There can be no assurance that a liquid market will exist when the Fund seeks to close out an option position. Reasons for the absence of a liquid secondary market on an exchange include the following: (i) there may be insufficient trading interest in certain options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) the facilities of an exchange or the Options Clearing Corporation (the “OCC”) may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options). If trading were discontinued, the secondary market on that exchange (or in that class or series of options) would cease to exist. However, outstanding options on that exchange that had been issued by the OCC as a result of trades on that exchange would continue to be exercisable in accordance with their terms. The Fund’s ability to terminate over-the-counter options is more limited than with exchange-traded options and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations. If the Fund were unable to close out a covered call option that it had written on a security, it would not be able to sell the underlying security unless the option expired without exercise.

The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. Call options are marked to market daily and their value will be affected by changes in the value of and dividend rates of the underlying common stocks, an increase in interest rates, changes in the actual or perceived volatility of the stock market and the underlying common stocks and the remaining time to the options’ expiration. Additionally, the exercise price of an option may be adjusted downward before the option’s expiration as a result of the occurrence of certain corporate events affecting the underlying equity security, such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events. A reduction in the exercise price of an option would reduce the Fund’s capital appreciation potential on the underlying security.

The number of call options the Fund can write is limited by the amount of Fund assets that can cover such options, and further limited by the fact that call options normally represent 100 share lots of the underlying common stock. The Fund will not write “naked” or uncovered call options. Furthermore, the Fund’s options transactions will be subject to limitations established by each of the exchanges, boards of trade or other trading facilities on which such options are traded. These limitations govern the maximum number of options in each class which may be written or purchased by a single investor or group of investors acting in concert, regardless of whether the options are written or purchased on the same or different exchanges, boards of trade or other trading facilities or are held or written in one or more accounts or through one or more brokers. Thus, the number of options which the Fund may write or purchase may be affected by options written or purchased by other investment advisory clients of the Adviser. An exchange, board of trade or other trading facility may order the liquidation of positions found to be in excess of these limits, and it may impose certain other sanctions.

To the extent that the Fund writes covered put options, the Fund will bear the risk of loss if the value of the underlying stock declines below the exercise price. If the option is exercised, the Fund could incur a loss if it is required to purchase the stock underlying the put option at a price greater than the market price of the stock at the time of exercise. While the Fund’s potential gain in writing a covered put option is limited to the interest earned on the liquid assets securing the put option plus the premium received from the purchaser of the put option, the Fund risks a loss equal to the entire value of the stock.

To the extent that the Fund purchases options, the Fund will be subject to the following additional risks. If a put or call option purchased by the Fund is not sold when it has remaining value, and if the market price of the underlying security remains equal to or greater than the exercise price (in the case of a put), or remains less than or equal to the exercise price (in the case of a call), the Fund will lose its entire investment in the option. Also, where a put or call option on a particular security is purchased to hedge against price movements in a related security, the price of the put or call option may move more or less than the price of the related security. If restrictions on exercise were imposed, the Fund might be unable to exercise an option it had purchased. If the Fund were unable to close out an option that it had purchased on a security, it would have to exercise the option in order to realize any profit or the option may expire worthless.

Call Option Writing Risks. To the extent that the Fund writes covered call option, the Fund forgoes, during the option’s life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the strike price of the call, but has retained the risk of loss should the price of the underlying security decline. The writer of an option has no control over the time when it may be required to fulfill its obligation as a writer of the option. Once an option writer has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. Thus, the use of options may require the Fund to sell portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the Fund can realize on an investment or may cause the Fund to hold a security that it might otherwise sell.

Special Risk Considerations Relating to Futures and Options Thereon. Futures and options on futures entail certain risks: no assurance that futures contracts or options on futures can be offset at favorable prices, possible reduction of the yield of the Fund due to the use of hedging, possible reduction in value of both the securities hedged and the hedging instrument, possible lack of liquidity due to daily limits on price fluctuations, imperfect correlation between the contracts and the securities being hedged and losses from investing in futures transactions that are potentially unlimited The Fund’s ability to establish and close out positions in futures contracts and options thereon will be subject to the development and maintenance of liquid markets. Although the Fund generally will purchase or sell only those futures contracts and options thereon for which there appears to be a liquid market, there is no assurance that a liquid market on an exchange will exist for any particular futures contract or option thereon at any particular time. In the event no liquid market exists for a particular futures contract or option thereon in which the Fund maintains a position, it will not be possible to effect a closing transaction in that contract or to do so at a satisfactory price, and the Fund would either have to make or take delivery under the futures contract or, in the case of a written option, wait to sell the underlying securities until the option expires or is exercised or, in the case of a purchased option, exercise the option. In the case of a futures contract or an option thereon that the Fund has written and that the Fund is unable to close, the Fund would be required to maintain margin deposits on the futures contract or option thereon and to make variation margin payments until the contract is closed.

Successful use of futures contracts and options thereon by the Fund is subject to the ability of the Adviser to predict correctly movements in the direction of interest rates. If the Adviser’s expectations are not met, the Fund will be in a worse position than if a hedging strategy had not been pursued. For example, if the Fund has hedged against the possibility of an increase in interest rates that would adversely affect the price of securities in its portfolio and the price of such securities increases instead, the Fund will lose part or all of the benefit of the increased value of its securities because it will have offsetting losses in its futures positions. In addition, in such situations, if the Fund has insufficient cash to meet daily variation margin requirements, it may have to sell securities to meet the requirements. These sales may be, but will not necessarily be, at increased prices which reflect the rising market. The Fund may have to sell securities at a time when it is disadvantageous to do so.

Additional Risks of Foreign Options, Futures Contracts and Options on Futures Contracts and Forward Contracts. Options, futures contracts and options thereon and forward contracts on securities may be traded on foreign exchanges. Such transactions may not be regulated as effectively as similar transactions in the United States, may not involve a clearing mechanism and related guarantees, and are subject to the risk of governmental actions affecting trading in, or the prices of, foreign securities. The value of such positions also could be adversely affected by (i) other complex foreign political, legal and economic factors, (ii) lesser availability than in the United States of data on which to make trading decisions, (iii) delays in the Fund’s ability to act upon economic events occurring in the foreign markets during non-business hours in the United States, (iv) the imposition of different exercise and settlement terms and procedures and margin requirements than in the United States and (v) lesser trading volume. Exchanges on which options, futures and options on futures are traded may impose limits on the positions that the Fund may take in certain circumstances.

Segregation and Cover Requirements. Certain derivatives transactions may be considered senior securities for the purposes of the 1940 Act unless the Fund segregates liquid assets or otherwise covers its obligations. To the extent the Fund segregates liquid assets or covers such obligations by entering into offsetting transactions or owning positions covering its obligations, the instrument will not be considered a senior security for the purposes of the 1940 Act. The Fund may cover such transactions using other methods currently or in the future permitted under the 1940 Act, the rules and regulations thereunder or orders issued by the SEC thereunder and interpretations and guidance provided by the SEC staff. These segregation and coverage requirements could result in the Fund maintaining securities positions that it would otherwise liquidate, segregating assets at a time when it might be disadvantageous to do so or otherwise restricting portfolio management. Such segregation and coverage requirements will not limit or offset losses on related positions.

Legislation and Regulation Risk. Legislation regarding regulation of the financial sector, including the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which was signed into law in July 2010, has changed the way in which certain derivative instruments are regulated and/or traded. Such regulation may impact the availability, liquidity and cost of derivative instruments. While regulatory or legislative activity may not necessarily have a direct, immediate effect upon the Fund, it is possible that implementation of these measures or any future measures could potentially limit or completely restrict the ability of the Fund to use certain derivative instruments as a part of its investment strategy, increase the costs of using these instruments or make them less effective. Limits or restrictions applicable to the counterparties with which the Fund engages in derivatives transactions could also prevent the Fund from using these instruments or affect the pricing or other factors relating to these instruments, or may change the availability of certain investments. The Financial CHOICE Act, which was passed by the U.S. House of Representatives in June 2017, would, if enacted, roll back parts of the Dodd-Frank Act. There can be no assurance that such legislation or regulation will not have a material adverse effect on the Fund or will not impair the ability of the Fund to utilize certain derivatives transactions or achieve its investment objective.

Loans of Portfolio Securities

Consistent with applicable regulatory requirements and the Fund’s investment restrictions, the Fund may lend its portfolio securities to securities broker-dealers or financial institutions, provided that such loans are callable at any time by the Fund (subject to notice provisions described below), and are at all times secured by cash or cash equivalents, which are maintained in a segregated account pursuant to applicable regulations and that are at least equal to the market value, determined daily, of the loaned securities. The advantage of such loans is that the Fund continues to receive the income on the loaned securities while at the same time earns interest on the cash amounts deposited as collateral, which will be invested in short-term obligations. The Fund will not lend its portfolio securities if such loans are not permitted by the laws or regulations of any state in which its shares are qualified for sale. The Fund’s loans of portfolio securities will be collateralized in accordance with applicable regulatory requirements and no loan will cause the value of all loaned securities to exceed 33 1/3% of the value of the Fund’s total assets.

A loan may generally be terminated by the borrower on one business day notice, or by the Fund on five business days’ notice. If the borrower fails to deliver the loaned securities within five days after receipt of notice, the Fund could use the collateral to replace the securities while holding the borrower liable for any excess of replacement cost over collateral. As with any extensions of credit, there are risks of delay in recovery and in some cases even loss of rights in the collateral should the borrower of the securities fail financially. However, these loans of portfolio securities will only be made to firms deemed by the Fund’s management to be creditworthy and when the income that can be earned from such loans justifies the attendant risks. The Board of Trustees will oversee the creditworthiness of the contracting parties on an ongoing basis. Upon termination of the loan, the borrower is required to return the securities to the Fund. Any gain or loss in the market price during the loan period would inure to the Fund. The risks associated with loans of portfolio securities are substantially similar to those associated with repurchase agreements. Thus, if the counterparty to the loan petitions for bankruptcy or becomes subject to the United States Bankruptcy Code, the law regarding the rights of the Fund is unsettled. As a result, under extreme circumstances, there may be a restriction on the Fund’s ability to sell the collateral, and the Fund would suffer a loss. When voting or consent rights that accompany loaned securities pass to the borrower, the Fund will follow the policy of calling the loaned securities, to be delivered within one day after notice, to permit the exercise of such rights if the matters involved would have a material effect on the Fund’s investment in such loaned securities. The Fund will pay reasonable finder’s, administrative and custodial fees in connection with a loan of its securities.

INVESTMENT RESTRICTIONS

The Fund operates under the following restrictions that constitute fundamental policies that, except as otherwise noted, cannot be changed without the affirmative vote of the holders of a majority of the outstanding voting securities of the Fund voting together as a single class, which is defined by the 1940 Act as the lesser of (i) 67% or more of the Fund’s voting securities present at a meeting, if the holders of more than 50% of the Fund’s outstanding voting securities are present or represented by proxy; or (ii) more than 50% of the Fund’s outstanding voting securities. Except as otherwise noted, all percentage limitations set forth below apply immediately after a purchase or initial investment and any subsequent change in any applicable percentage resulting from market fluctuations does not require any action. These restrictions provide that the Fund shall not:

1.             Issue senior securities nor borrow money, except the Fund may issue senior securities or borrow money to the extent permitted by the 1940 Act, as amended from time to time, the rules and regulation promulgated by the SEC under the 1940 Act, as amended from time to time, or an exemption or other relief applicable to the Fund from the provisions of the 1940 Act, as amended from time to time.

2.             Act as underwriter of another issuer’s securities, except to the extent that the Fund may be deemed to be an underwriter within the meaning of the Securities Act, in connection with the purchase and sale of portfolio securities.

3.             Purchase or sell real estate except that the Fund may: (a) acquire or lease office space for its own use, (b) invest in securities of issuers that invest in real estate or interests therein or that are engaged in or operate in the real estate industry, (c) invest in securities that are secured by real estate or interests therein, (d) purchase and sell mortgage related securities, (e) hold and sell real estate acquired by the Fund as a result of the ownership of securities and (f) as otherwise permitted by the 1940 Act, as amended from time to time, the rules and regulation promulgated by the SEC under the 1940 Act, as amended from time to time, or an exemption or other relief applicable to the Fund from the provisions of the 1940 Act, as amended from time to time.

4.             Purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments; provided that this restriction shall not prohibit the Fund from investing in entities formed to hold specific energy or infrastructure assets or from purchasing or selling options, futures contracts and related options thereon, forward contracts, swaps, caps, floors, collars and any other financial instruments or from investing in securities or other instruments backed by physical commodities or as otherwise permitted by the 1940 Act, as amended from time to time, the rules and regulation promulgated by the SEC under the 1940 Act, as amended from time to time, or an exemption or other relief applicable to the Fund from the provisions of the 1940 Act, as amended from time to time.

5.             Make loans of money or property to any person, except (a) to the extent that securities or interests in which the Fund may invest are considered to be loans, (b) through the loan of portfolio securities in an amount up to 33 1/3% of the Fund’s total assets, (c) by engaging in repurchase agreements or (d) as may otherwise be permitted by the 1940 Act, as amended from time to time, the rules and regulation promulgated by the SEC under the 1940 Act, as amended from time to time, or an exemption or other relief applicable to the Fund from the provisions of the 1940 Act, as amended from time to time.

6.             Concentrate its investments in a particular “industry,” as that term is used in the 1940 Act, except that the Fund will concentrate its investments in the industry or group of industries constituting the energy sector; provided that this concentration limitation does not apply to (a) securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, (b) tax-exempt securities issued by state and municipal governments or their political subdivisions, agencies, authorities and instrumentalities, and (c) securities issued by other investment companies, which shall not constitute any industry.

All other investment policies of the Fund set forth in the Prospectus and this SAI, including the Fund’s investment objective, are not considered fundamental policies and may be changed by the Board of Trustees without any vote of shareholders.

MANAGEMENT OF THE FUND

Board of Trustees

Overall responsibility for management and supervision of the Fund rests with its Board of Trustees. The Board of Trustees approves all significant agreements between the Fund and the companies that furnish the Fund with services, including agreements with the Adviser.

At a special meeting of the shareholders of the Fund held on January 23, 2018, shareholders elected a new slate of trustees who are the members of the boards of trustees/directors of other funds managed by the Adviser. The newly elected Trustees of the Fund were seated as Trustees of the Fund, and the terms of the former Trustees (the “Former Trustees”) ended, on February 2, 2018. The Trustees’ occupations and other directorships held by the Trustees during the past five years are listed below.

Name, Address(1) and Year of Birth	Positions Held with the Trust	Length of Time Served(2)	Principal Occupations During the Past Five Years	Number of Portfolios in Fund Complex(3) Overseen by Trustee	Other Directorships Held by Trustee During the Past Five Years
Independent Trustees
Heather S. Goldman † Year of birth: 1967	Trustee	Since February 2018	Global Head of Marketing and Business Development of the Adviser (2011-2013); Managing Partner of Brookfield Financial (2009-2011); Co-Founder & CEO of Capstak, Inc. (2014-Present).	10

Director/Trustee of several investment companies advised by the Adviser (2013-Present); Director and Board Chair of University Settlement House (2003-2013); Member of the Honorary Board of University Settlement House (2014-Present); Chairman of Capstak, Inc. (2016-Present).

Edward A. Kuczmarski Year of birth: 1949	Trustee	Since February 2018	Certified Public Accountant and Retired Partner of Crowe Horwath LLP (1980-2013).	10

Director/Trustee of several investment companies advised by the Adviser (2011-Present); Trustee of the Empire Builder Tax Free Bond Fund (1984-2013); Director of ISI Funds (2007-2015); Trustee of the Daily Income Fund (2006-2015); Director of the California Daily Tax Free Income Fund, Inc. (2006-2015); Trustee of the Stralem Funds (2014-2016).

Stuart A. McFarland † Year of birth: 1947	Trustee	Since February 2018	Managing Partner of Federal City Capital Advisers (1997-Present).	10

Director/Trustee of several investment companies advised by the Adviser (2006-Present); Director of United Guaranty Corporation (2011-2016); Director of Brandywine Funds (2003-2013); Director of Drive Shack Inc. (formerly, New Castle Investment Corp.) (2000-Present); Director of New America High Income Fund (2013-Present); Director of New Senior Investment Group, Inc. (2014-Present).

Louis P. Salvatore Year of birth: 1946	Trustee	Since February 2018	Employee of Arthur Andersen LLP (2002-Present).	10

Director/Trustee of several investment companies advised by the Adviser (2005-Present); Director of SP Fiber Technologies, Inc. (2012-2015); Director of Gramercy Property Trust (2012-Present); Director of Turner Corp. (2003-Present); Director of Jackson Hewitt Tax Services, Inc. (2004-2011).

Interested Trustee
David Levi* Year of birth: 1971	Trustee	Since February 2018	President of the Adviser (2016-Present); Managing Director and Head of Distribution of the Adviser (2014-2016); Managing Partner of Brookfield Asset Management Inc. (2015-Present); Managing Director and Head of Global Business Development at Nuveen Investments (2009-2014).	10	Director/Trustee of several investment companies advised by the Adviser (April 2017-Present).

*                 Mr. Levi is an interested person of the Fund because of his position as an officer of the Adviser and certain of its affiliates.

†                 Ms. Goldman and Mr. McFarland are designated as the Preferred Share Trustees of the Fund. Holders of the MRP Shares, and not Common Shareholders, will be entitled to vote on the election of each Preferred Share Trustee at the scheduled shareholder meeting at which such Preferred Share Trustee’s term expires.

(1)         The business address of each Trustee is c/o Brookfield Place 250 Vesey Street New York, NY 10281-1023.

(2)         Each Trustee is expected to serve a term concurrent with the class of Trustees for which he serves.

•                  Mr. Levi, as a Class I Trustee, is expected to stand for re-election at the Fund’s 2018 annual meeting of shareholders.

•                  Mr. Kuczmarski and Mr. McFarland, as Class II Trustees, are expected to stand for re-election at the Fund’s 2019 annual meeting of shareholders.

•                  Ms. Goldman and Mr. Salvatore, as Class III Trustees, are expected to stand for re-election at the Fund’s 2020 annual meeting of shareholders.

(3)         Each Trustee currently serves as director or trustee of ten funds in the Brookfield fund complex, including Brookfield Investment Funds (6 series of underlying portfolios), Brookfield Global Listed Infrastructure Income Fund Inc., Brookfield Real Assets Income Fund Inc., Center Coast Brookfield Core MLP Fund I, LLC and the Fund.

Officers

The following information relates to the executive officers of the Fund who are not Trustees. The officers of the Fund were appointed by the Board effective as of February 2, 2018 and will serve until their respective successors are chosen and qualified. The principal business address of each prospective executive officer will be 250 Vesey Street, New York, NY 10281.

Name and Year of Birth	Prospective Position	Principal Occupation During the Past Five Years
Brian F. Hurley Year of birth: 1977	President

President of several investment companies advised by the Adviser (2014-Present); Managing Director (2014-Present), Assistant General Counsel (2010-2017); General Counsel (2017-Present), and Interim Chief Compliance Officer (2017-Present) of the Adviser; Director of the Adviser  (2010-2014); Managing Partner of Brookfield Asset Management Inc. (2016-Present); Secretary of Brookfield Investment Funds (2011-2014); Director of Brookfield Soundvest Capital Management (2015-Present).

Angela W. Ghantous Year of birth: 1975	Treasurer	Treasurer of several investment companies advised by the Adviser (2012-Present); Director of the Adviser (2012-Present); Vice President of the Adviser (2009-2012).

Thomas D. Peeney Year of birth: 1973	Secretary

Secretary of several investment companies advised by the Adviser (2018-Present); Director of the Adviser (2018-Present); Vice President of the Adviser (2017-2018); Vice President and Assistant General Counsel of SunAmerica Asset Management, LLC (2013-2017); Associate, Corporate Department at Paul Hastings LLP (2006-2013).

Adam Sachs Year of birth: 1984	Chief Compliance Officer (“CCO”)

Director of Corporate Legal and Compliance at the Adviser (2017-Present); CCO of Brookfield Investment Management (Canada) Inc. (2017-Present); Senior Compliance Officer of Corporate Legal and Compliance at the Adviser (2011-2017).

Casey Tushaus Year of birth: 1982	Assistant Treasurer	Assistant Treasurer of several investment companies advised by the Adviser (2016-Present); Vice President of the Adviser (2014-Present); Assistant Fund Controller at Walton Street Capital (2007-2014).

Mohamed Rasul Year of birth: 1981	Assistant Treasurer	Assistant Treasurer of several investment companies advised by the Adviser (2016-Present); Assistant Vice President of the Adviser (2014 -Present); Senior Accountant of the Adviser (2012-2014).

Additional Information Concerning the Board of Trustees

The Role of the Board. The business and affairs of the Fund are managed under the direction of the Board. The Board provides oversight of the management and operations of the Fund. As is the case with virtually all investment companies (as distinguished from operating companies), the day-to-day management and operation of the Fund is performed by various service providers to the Fund, such as the Fund’s investment adviser and administrator, the sub-administrator, custodian, and transfer agent. The Board approves all significant agreements between the Fund and its service providers. The Board has elected senior employees of the Adviser as officers of the Fund, with responsibility to monitor and report to the Board on the Fund’s day-to-day operations. In conducting this oversight, the Board receives regular reports from these officers and service providers regarding the Fund’s operations. For example, the Treasurer of the Fund provides reports as to financial reporting matters, and investment personnel of the Adviser report on the Fund’s investment activities and performance. The Board has elected a Chief Compliance Officer who administers the Fund’s compliance program and regularly reports to the Board as to compliance matters. Some of these reports are provided as part of formal “Board meetings” which typically are held quarterly, in person, and involve the Board’s review of recent Fund operations. From time to time, one or more members of the Board may also meet with management in less formal settings, between scheduled “Board meetings,” to discuss various topics. In all cases, however, the role of the Board and of any individual Trustee is one of oversight and not of management of the day-to-day affairs of the Fund and its oversight role does not make the Board a guarantor of the Fund’s investments, operations or activities.

Board Leadership Structure.  The Fund’s Board has structured itself in a manner that it believes allows it to perform its oversight function effectively. 80% of the members of the Board, including the Chairman of the Board, are not “interested persons,” as defined in the 1940 Act, of the Fund (the “Independent Trustees”), which are Trustees that are not affiliated with the Adviser or its affiliates. The Board has established three standing committees, an Audit Committee, a Nominating and Compensation Committee, and a Qualified Legal Compliance Committee (the “QLCC”) (collectively, the “Committees”), which are discussed in greater detail below. The Audit Committee, Nominating and Compensation Committee and QLCC are each comprised entirely of Independent Trustees. Each of the Independent Trustees helps identify matters for consideration by the Board and the Chairman has an active role in the agenda setting process for Board meetings. Mr. Kuczmarski serves as Chairman of the Board. The Audit Committee Chairman also has an active role in the agenda setting process for the Audit Committee meetings. The Fund’s Board has adopted Fund Governance Policies and Procedures to ensure that the Board is properly constituted in accordance with the 1940 Act and to set forth examples of certain of the significant matters for consideration by the Board and/or its Committees in order to facilitate the Board’s oversight function. For example, although the 1940 Act requires that at least 40% of a fund’s trustees not be “interested persons,” as defined in the 1940 Act, the Board has determined that the Independent Trustees should constitute at least a majority of the Board. The Board has determined that its leadership structure is appropriate. In addition, the Board also has determined that the structure, function and composition of the Committees are appropriate means to provide effective oversight on behalf of Fund Stockholders. The Independent Trustees have engaged their own independent counsel to advise them on matters relating to their responsibilities to the Fund.

Board Oversight of Risk Management. As part of its oversight function, the Board receives and reviews various risk management reports and assessments and discusses these matters with appropriate management and other personnel of the Adviser. Because risk management is a broad concept comprised of many elements, Board oversight of different types of risks is handled in different ways. For example, the full Board receives and reviews reports from senior personnel of the Adviser (including senior compliance, financial reporting and investment personnel) or their affiliates regarding various types of risks, including, but not limited to, operational, compliance, investment and business continuity risks, and how they are being managed. From time to time, the full Board meets with the Fund’s Chief Compliance Officer to discuss compliance risks relating to the Fund, the Adviser and the Fund’s other service providers. The Audit Committee supports the Board’s oversight of risk management in a variety of ways, including meeting regularly with the Fund’s Treasurer and with the Fund’s independent registered public accounting firm and, when appropriate, with other personnel employed by the Adviser to discuss, among other things, the internal control structure of the Fund’s financial reporting function and compliance with the requirements of the Sarbanes-Oxley Act of 2002. The Audit Committee also meets regularly with the Fund’s Chief Compliance Officer to discuss compliance and operational risks and receives reports from the Adviser’s internal audit group as to these and other matters.

Information about Each Trustee’s Qualification, Experience, Attributes or Skills. The Board believes that each of the Trustees has the qualifications, experience, attributes and skills (“Trustee Attributes”) appropriate to serve as a Trustee of the Fund in light of the Fund’s business and structure. Certain of these business and/or professional experiences are set forth in detail in the table above. The Trustees have substantial board experience or other professional experience and have demonstrated a commitment to discharging their oversight responsibilities as Trustees. The Board, with the assistance of the Nominating and Compensation Committee, annually conducts a “self-assessment” wherein the performance of the Board and the Committees are reviewed.

In addition to the information provided in the table above, below is certain additional information regarding each Trustee and certain of their Trustee Attributes. Although the information provided below, and in the table above, is not all-inclusive, the information describes some of the specific experiences, qualifications, attributes or skills that each Trustee possesses to demonstrate that the Trustees have the appropriate Trustee Attributes to serve effectively as Trustees of the Fund. Many Trustee Attributes involve intangible elements, such as intelligence, integrity and work ethic, the ability to work together, the ability to communicate effectively, the ability to exercise judgment and ask incisive questions, and commitment to stockholder interests. In conducting its self-assessment, the Board has determined that the Trustees have the appropriate attributes and experience to serve effectively as Trustees of the Fund.

•  Edward A. Kuczmarski — In addition to his tenure as a trustee/director of funds in the Fund Complex, Mr. Kuczmarski has financial accounting experience as a Certified Public Accountant. He also has served on the board of directors/trustees for several other investment management companies. In serving on these boards, Mr. Kuczmarski has come to understand and appreciate the role of a trustee and has been exposed to many of the challenges facing a board and the appropriate ways of dealing with those challenges. Mr. Kuczmarski serves as Chairman of the Board of Trustees, Chairman of the Nominating and Compensation Committee, and is a member of the Audit Committee.

•  Stuart A. McFarland — In addition to his tenure as a trustee/director of funds in the Fund Complex, Mr. McFarland has extensive experience in executive leadership, business development and operations, corporate restructuring and corporate finance. He previously served in senior executive management roles in the private sector, including serving as the Executive Vice President and Chief Financial Officer of Fannie Mae and as the Executive Vice President and General Manager of GE Capital Mortgage Services, Corp. Mr. McFarland currently serves on the board of directors for various other investment management companies and non-profit entities, and is the Managing Partner of Federal City Capital Advisers. Mr. McFarland is a member of the Audit Committee and the Nominating and Compensation Committee.

•  Heather S. Goldman — In addition to his tenure as a trustee/director of funds in the Fund Complex, Ms. Goldman has extensive experience in executive leadership, business development and marketing of investment vehicles similar to those managed by the Adviser. Ms. Goldman is a financial services executive, who over a twenty-plus year career has worked in a senior capacity across a diverse array of firms in the private equity, investment management and commercial banking industries. She previously served as head of global marketing for the Adviser, and as such has extensive knowledge of the Adviser, its operations and personnel. She also has experience working in other roles for the parent company of the Adviser. Prior to working with the Adviser, and for nearly five years, she acted as CEO and Chairman, co-founding and managing, Capital Thinking, a financial services risk-management business in New York. Ms. Goldman is Co-Founder, Co-CEO and Chairman of Capstak, Inc. Ms. Goldman is a member of the Audit Committee and the Nominating and Compensation Committee.

•  Louis P. Salvatore — In addition to his tenure as a trustee/director of funds in the Fund Complex, Mr. Salvatore has extensive business experience in financial services and financial reporting, including serving on the board of directors/trustees and as audit committee chairman for several other publicly traded and private companies. Mr. Salvatore previously spent over thirty years in public accounting. He holds a Masters Professional Director Certification from the American College of Corporate Directors, a public company director education organization. Mr. Salvatore serves as Chairman of the Audit Committee, and is a member of the Nominating and Compensation Committee.

•  David Levi — Mr. Levi is President of the Adviser and a Managing Partner of Brookfield Asset Management. He has 22 years of experience and oversees all non-investment aspects of the business including marketing and client service, finance, legal and operations. Mr. Levi’s background includes extensive distribution and business development experience within the institutional, high net worth, retail and distribution platform markets. Prior to joining the Adviser in 2014, Mr. Levi was Managing Director and Head of Global Business Development at Nuveen Investments, after holding similar positions at AllianceBernstein Investments and Legg Mason and senior roles within J.P. Morgan Asset Management. Mr. Levi holds the Chartered Financial Analyst® designation. He earned a Master of Business Administration degree from Columbia University and a Bachelor of Arts degree from Hamilton College. His position of responsibility at the Adviser, in addition to his knowledge of the firm and experience in financial services, has been determined to be valuable to the Board in its oversight of the Fund.

Board Committees

Audit Committee. The Fund has a standing Audit Committee that was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which currently consists of Messrs. Salvatore, Kuczmarski and McFarland and Ms. Goldman, all of whom are Independent Trustees. The principal functions of the Audit Committee are to review the Fund’s audited financial statements, to select the Fund’s independent auditors, to review with the Fund’s auditors the scope and anticipated costs of their audit and to receive and consider a report from the auditors concerning their conduct of the audit, including any comments or recommendations they might want to make in connection therewith. Mr. Salvatore serves as Chairman of the Audit Committee, and the Board has determined that Messrs. Salvatore, McFarland and Kuczmarski each qualify and are designated as an “audit committee financial expert,” as defined in Item 401(h) of Regulation S-K promulgated by the Securities and Exchange Commission.

The Fund’s Board of Trustees has adopted a written charter for its Audit Committee, which is available on the Fund’s website at www.brookfieldim.com. A copy of the Fund’s Audit Committee Charter is also available free of charge, upon request directed to Investor Relations, Center Coast Brookfield MLP & Energy Infrastructure Fund, Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023.

The current Trustees were seated as Trustees of the Fund on February 2, 2018. During the fiscal year ended November 30, 2017, the Fund’s Audit Committee, which was then comprised of the Former Trustees that were classified under the 1940 Act as “non-interested” persons of the Fund (“Former Independent Trustees”), held 3 meetings.

Nominating and Compensation Committee. The Fund has a Nominating and Compensation Committee, which currently consists of Messrs. Kuczmarski, McFarland and Salvatore and Ms. Goldman, all of whom are Independent Trustees and independent as independence is defined in New York Stock Exchange, Inc.’s listing standards. Mr. Kuczmarski serves as Chairman of the Nominating and Compensation Committee. The function of the Fund’s Nominating and Compensation Committee is to recommend candidates for election to its Board as Independent Trustees. The Fund’s Nominating and Compensation Committee evaluates each candidate’s qualifications for Board membership and their independence from the Adviser and other principal service providers.

The Nominating and Compensation Committee will consider nominees recommended by stockholders who, separately or as a group, own at least one percent of the Fund’s shares.  When identifying and evaluating prospective nominees, the Nominating and Compensation Committee reviews all recommendations in the same manner, including those received by stockholders. The Nominating and Compensation Committee first determines if the prospective nominee(s) meets the minimum qualifications set forth above. Those proposed nominees meeting the minimum qualifications as set forth above are then to be considered by the Nominating and Compensation Committee with respect to any other qualifications deemed to be important. Those proposed nominees meeting the minimum and other qualifications and determined by the Nominating and Compensation Committee as suitable are nominated for election by the Committee.

Stockholder recommendations should be addressed to the Nominating and Compensation Committee in care of the Secretary of the Fund and sent to Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023. Stockholder recommendations should include biographical information, including business experience for the past nine years and a description of the qualifications of the proposed nominee, along with a statement from the nominee that he or she is willing to serve and meets the requirements to be an Independent Director, if applicable. The Fund’s Nominating and Compensation Committee also determines the compensation paid to the Independent Directors. The Board has adopted a written charter for its Nominating and Compensation Committee, which is available on the Fund’s website at www.brookfieldim.com. A copy of the Fund’s Nominating and Compensation Committee Charter is also available free of charge, upon request directed to Investor Relations, Center Coast Brookfield MLP & Energy Infrastructure Fund, Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023.

The current Trustees were seated as Trustees of the Fund on February 2, 2018. The Former Trustees had established a Nominating and Governance Committee, which held 2 meetings during the fiscal year ended November 30, 2017.

Qualified Legal Compliance Committee. The Fund has a standing Qualified Legal Compliance Committee (“QLCC”). The QLCC was formed for the purpose of compliance with Rules 205.2(k) and 205.3(c) of the Code of Federal Regulations, regarding alternative reporting procedures for attorneys retained or employed by an issuer who appear and practice before the Securities and Exchange Commission on behalf of the issuer (the “issuer attorneys”). An issuer attorney who becomes aware of evidence of a material violation by the Fund, or by any officer, Trustee, employee, or agent of the Fund, may report evidence of such material violation to the QLCC as an alternative to the reporting requirements of Rule 205.3(b) (which requires reporting to the chief legal officer and potentially “up the ladder” to other entities).  The QLCC meets as needed. The QLCC currently consists of Messrs. Kuczmarski, McFarland and Salvatore and Ms. Goldman.

The Board of Trustees were seated as Trustees of the Fund on February 2, 2018 and established the QLCC. Accordingly, during the fiscal year ended November 30, 2017, the Fund’s QLCC did not meet.

Board Meetings

During the fiscal year ended November 30, 2017, the Board held 4 meetings. The Fund’s Fund Governance Policies and Procedures provide that the Chairman of the Board, who is elected by the Independent Directors, will preside at each executive session of the Board, or if one has not been designated, the chairperson of the Nominating and Compensation Committee shall serve as such.

Beneficial Ownership of Securities

As of December 31, 2017, each Trustee beneficially owned equity securities of the Fund and all of the registered investment companies in the family of investment companies overseen by the Trustee in the dollar range amounts specified below.

Name	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies(1)
Independent Trustees
Heather A. Goldman	None	Over $100,000
Edward A. Kuczmarski	None	Over $100,000
Stuart A. McFarland	None	Over $100,000
Louis P. Salvatore	None	Over $100,000
Interested Trustee
David Levi	None	Over $100,000

(1)                     There are ten funds, including the Fund, in the “Family of Investment Companies.”

Remuneration of Trustees and Officers

The following table sets forth the compensation paid to each Trustee and Trustee Nominee by the Fund and the total compensation paid to each Trustee and Trustee Nominee by funds in the Fund Complex, during the Fund’s fiscal year ended November 30, 2017. The Fund’s officers receive no compensation from the Fund but may be officers or employees of the Adviser and may receive compensation in such capacities.

Name	Aggregate Compensation from the Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses(1)	Estimated Annual Benefits Upon Retirement(1)	Total Compensation from the Fund Complex(2) Paid to Trustee
Independent Trustees
Heather A. Goldman	$0	None	None	$155,000
Edward A. Kuczmarski	$0	None	None	$185,000
Stuart A. McFarland	$0	None	None	$155,000
Louis P. Salvatore	$0	None	None	$185,000
Interested Trustee
David Levi	$0	None	None	N/A

(1)                     The Fund does not accrue or pay retirement or pension benefits to Trustees.

(2)                     There are ten funds, including the Fund, in the current “Fund Complex.”

Indemnification of Officers and Trustees; Limitations on Liability

The governing documents of the Fund provide that the Fund will indemnify its Trustees and officers and may indemnify its employees or agents against liabilities and expenses incurred in connection with litigation in which they may be involved because of their positions with the Fund, to the fullest extent permitted by law. However, nothing in the governing documents of the Fund protects or indemnifies a trustee, officer, employee or agent of the Fund against any liability to which such person would otherwise be subject in the event of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her position.

Advisory Agreement

Brookfield Investment Management Inc. serves as the Fund’s investment adviser. The Adviser is a wholly owned subsidiary of Brookfield Asset Management Inc. (“BAM”), a publicly held global asset manager focused on property, power and other infrastructure assets with over $285 billion of assets under management as of December 31, 2017. In addition to the Fund, the Adviser’s clients include pensions, foundations and endowments, insurance companies, real estate investment trusts, open-end funds and other closed-end funds. The Adviser specializes in equities and fixed income and its investment philosophy incorporates a value based approach towards investment. The Adviser provides advisory services to several other registered investment companies. As of March 31, 2018, the Adviser and its affiliates had over $18 billion in assets under management. The business address of the Adviser and its officers and directors is Brookfield Place, 250 Vesey Street, New York, New York 10281-1023.

Pursuant to the Advisory Agreement, the Adviser is responsible for managing the portfolio of the Fund in accordance with its stated investment objective and policies, makes investment decisions for the Fund, placing orders to purchase and sell securities on behalf of the Fund and managing the other business and affairs of the Fund, all subject to the supervision and direction of the Board of Trustees. In addition, the Adviser furnishes offices, necessary facilities and equipment on behalf of the Fund; provides personnel, including certain officers required for the Fund’s administrative management; and pays the compensation of all officers and Trustees of the Fund who are its affiliates. For services rendered by the Adviser on behalf of the Fund under the Advisory Agreement, the Fund pays the Adviser a fee, payable monthly, in an annual amount equal to 1.00% of the Fund’s average daily Managed Assets.

Pursuant to its terms, the Advisory Agreement will remain in effect from year to year if approved annually (i) by the Board of Trustees or by the holders of a majority of its outstanding voting securities and (ii) by a majority of the Trustees who are not “interested persons” (as defined in the 1940 Act) of any party to the Advisory Agreement, by vote cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement terminates automatically on its assignment and may be terminated without penalty on 60 days written notice at the option of either party thereto or by a vote of a majority (as defined in the 1940 Act) of the Fund’s outstanding shares.

The Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties thereunder, the Adviser is not liable for any error or judgment or mistake of law or for any loss suffered by the Fund. As part of the Advisory Agreement, the Fund has agreed that the name “Center Coast” and “Brookfield” are the Adviser’s property and that in the event the Adviser ceases to act as an investment Adviser to the Fund, the Fund will change its name to one not including “Center Coast” or “Brookfield.”

Prior to its acquisition by Brookfield on February 2, 2018, Center Coast Capital Advisers, LP (“Center Coast”) served as the Fund’s investment adviser. For the Fund’s fiscal year ended November 30, 2015, Center Coast received from the Fund advisory fees of $4,180,190. For the Fund’s fiscal year ended November 30, 2016, Center Coast received from the Fund advisory fees of $2,923,851. For the Fund’s fiscal year ended November 30, 2017, Center Coast received from the Fund advisory fees of $3,801,079.

Other Agreements

Administration Agreement. Pursuant to an administration agreement (the “Administration Agreement”), the Adviser provides administrative services reasonably necessary for the Fund’s operations, other than those services that the Adviser provides to the Fund pursuant to the Advisory Agreement. For its services under the Administration Agreement, the Adviser receives from the Fund an annual fee equal to 0.15% of its average weekly Managed Assets, payable monthly.

The Fund entered the Administration Agreement as of April 6, 2018. Prior to April 6, 2018, UMB Fund Services, Inc. (“UMB”) served as the Fund’s administrator pursuant to an administration agreement. For the Fund’s fiscal year ended November 30, 2015, UMB received from the Fund administrative fees of $178,000. For the Fund’s fiscal year ended November 30, 2016, UMB received from the Fund administrative fees of $133,371. For the Fund’s fiscal year ended November 30, 2017, UMB received from the Fund administrative fees of $152,831.

Sub-Administration Agreement and Fund Accounting Servicing Agreement. Pursuant to a sub-administration agreement (the “Sub-Administration Agreement”), U.S. Bancorp Fund Services, LLC, (“USBFS” or the “Sub-Administrator”) 1201 South Alma Road, Mesa, Arizona 85210, acts as the Sub-Administrator to the Fund. USBFS provides certain services to the Fund including, among other responsibilities, coordinating the negotiation of contracts and fees with, and the monitoring of performance and billing of, the Fund’s independent contractors and agents; preparation for signature by an officer of the Fund of all documents required to be filed for compliance by the Fund with applicable laws and regulations, excluding those of the securities laws of various states; arranging for the computation of performance data, including NAV per share and yield; responding to shareholder inquiries; and arranging for the maintenance of books and records of the Fund, and providing, at its own expense, office facilities, equipment and personnel necessary to carry out its duties. In this capacity, USBFS does not have any responsibility or authority for the management of the Fund, the determination of investment policy, or for any matter pertaining to the distribution of Fund shares.

Pursuant to a fund accounting servicing agreement (the “Fund Accounting Servicing Agreement”), USBFS, 615 East Michigan Street, Milwaukee, Wisconsin 53202, acts as the fund accountant for the Fund. USBFS provides certain accounting services to the Fund including, among other responsibilities, portfolio accounting services; expense accrual and payment services; fund valuation and financial reporting services; tax accounting services; and compliance control services.

Pursuant to the Sub-Administration Agreement and Fund Accounting Servicing Agreement, as compensation for its services, USBFS receives from the Adviser, as administrator to the Fund, an annual fee based upon the average net assets for the Brookfield fund complex of: 0.04% on the first $2 billion, 0.035% on the next $2 billion, 0.03% on the next $2.5 billion and 0.02% on the remaining assets, with a minimum annual fee for the Brookfield fund complex of $534,000. USBFS also is entitled to certain related fees, including out-of-pocket expenses. The Fund entered the Sub-Administration Agreement and Fund Accounting Services Agreement on April 6, 2018. Accordingly, no sub-administration or fund accounting fees were paid to USBFS during the fiscal years ended November 30, 2017, November 30, 2016 or November 30, 2015.

Investor Support Services. From inception of the Fund until the close of business on February 2, 2018, HRC Portfolio Solutions provided investor relations support services in connection with the on-going operation of the Fund pursuant to a Fund Support Services Agreement. Following the close of business on February 2, 2018, Brookfield acquired certain assets of HRC Fund Associates, LLC and HRC Portfolio Solutions, LLC (the "HRC Asset Acquisition"). Upon the closing of the HRC Asset Acquisition, the Adviser began providing such support services pursuant to the Fund Support Services Agreement. Such services included providing assistance with communicating with and responding to inquiries from professional financial intermediaries, communicating with the NYSE specialist for the Common Shares and with the closed-end fund analyst community regarding the Fund, assisting with the formatting, development and maintenance of the Fund’s website, assisting with administrative and accounting issues with respect to the Fund and assisting in investor communications for the Fund. Pursuant to the Fund Support Services Agreement, the Fund paid a monthly fee at an annual rate of 0.10% of the Fund’s average daily net assets for each month during which the Fund’s average daily net assets are $500 million or less and 0.15% of the Fund’s average daily net assets for each month during which the Fund’s average daily net assets are more than $500 million. The Fund Support Services Agreement was terminated upon the closing of the HRC Asset Acquisition on February 2, 2018.   For the fiscal year ended November 30, 2015, HRC Portfolio Solutions received from the Fund support services fees of $291,666.  For the fiscal year ended November 30, 2016, HRC Portfolio Solutions received from the Fund support services fees of $207,621.  For the fiscal year ended November 30, 2017, HRC Portfolio Solutions received from the Fund support services fees of $249,587.

Portfolio Management

The Adviser’s personnel with the most significant responsibility for the day-to-day management of the Fund’s portfolio are Dan C. Tutcher, Robert T. Chisholm and Jeff A. Jorgensen.

Other Accounts Managed by the Portfolio Managers.

As of November 30, 2017, Dan C. Tutcher managed or was a member of the management team for the following client accounts:

	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee
Registered Investment Companies	2	$2.57 billion	0	0
Pooled Investment Vehicles Other Than Registered Investment Companies	0	0	1	$59 million
Other Accounts	828	$779 million	0	0

As of November 30, 2017, Robert T. Chisholm managed or was a member of the management team for the following client accounts:

	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee
Registered Investment Companies	2	$2.57 billion	0	0
Pooled Investment Vehicles Other Than Registered Investment Companies	0	0	1	$59 million
Other Accounts	828	$779 million	0	0

As of November 30, 2017, Jeff A. Jorgensen managed or was a member of the management team for the following client accounts:

	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee
Registered Investment Companies	2	$2.57 billion	0	0
Pooled Investment Vehicles Other Than Registered Investment Companies	0	0	1	$59 million
Other Accounts	828	$779 million	0	0

Potential Conflicts of Interest. Actual or apparent conflicts of interest may arise when the portfolio managers also have day-to-day management responsibilities with respect to one or more other accounts. These potential conflicts include:

Allocation of limited time and attention. As indicated above, each portfolio manager manages multiple accounts. As a result, a portfolio manager will not be able to devote all of his time to management of the Fund. A portfolio manager, therefore, may not be able to formulate as complete a strategy or identify equally attractive investment opportunities for the Fund as might be the case if he were to devote all of his attention to the management of only the Fund.

Allocation of limited investment opportunities. As indicated above, each portfolio manager manages accounts with investment strategies and/or policies that are similar to the Fund. If a portfolio manager identifies an investment opportunity that may be suitable for multiple accounts, the Fund may not be able to take full advantage of that opportunity because the opportunity may be allocated among these accounts or other accounts managed primarily by other portfolio managers of the Adviser and its affiliates. In addition, in the event a portfolio manager determines to purchase a security for more than one account in an aggregate amount that may influence the market price of the security, accounts that purchased or sold the security first may receive a more favorable price than accounts that made subsequent transactions.

Pursuit of differing strategies. At times, a portfolio manager may determine that an investment opportunity may be appropriate for only some of the accounts for which the manager exercises investment responsibility, or may decide that certain of these funds or accounts should take differing positions with respect to a particular security. In these cases, a portfolio manager may execute differing or opposite transactions for one or more accounts which may affect the market price of the security or the execution of the transaction, or both, to the detriment of one or more other accounts. For example, the sale of a long position or establishment of a short position by an account may impair the price of the same security sold short by (and therefore benefit) the Adviser and its affiliates, or other accounts, and the purchase of a security or covering of a short position in a security by an account may increase the price of the same security held by (and therefore benefit) the Adviser and its affiliates, or other accounts.

Selection of broker/dealers. A portfolio manager may be able to select or influence the selection of the brokers and dealers that are used to execute securities transactions for the funds or accounts that he supervises. In addition to providing execution of trades, some brokers and dealers provide portfolio managers with brokerage and research services which may result in the payment of higher brokerage fees than might otherwise be available. These services may be more beneficial to certain funds or accounts of the Adviser and its affiliates than to others. Although the payment of brokerage commissions is subject to the requirement that the Adviser determines in good faith that the commissions are reasonable in relation to the value of the brokerage and research services provided to the fund, a portfolio manager’s decision as to the selection of brokers and dealers could yield disproportionate costs and benefits among the funds or other accounts that the Adviser and its affiliates manage. In addition, with respect to certain types of accounts (such as pooled investment vehicles and other accounts managed for organizations and individuals) the Adviser may be limited by the client concerning the selection of brokers or may be instructed to direct trades to particular brokers. In these cases, the Adviser or its affiliates may place separate, non-simultaneous transactions in the same security for the Fund and another account that may temporarily affect the market price of the security or the execution of the transaction, or both, to the detriment of the Fund or the other accounts.

Variation in compensation. A conflict of interest may arise where the financial or other benefits available to a portfolio manager differ among the accounts that he manages. If the structure of the Adviser’s management fee or a portfolio manager’s compensation differs among accounts (such as where certain accounts pay higher management fees or performance based management fees), the portfolio manager may be motivated to favor certain accounts over others. A portfolio manager also may be motivated to favor accounts in which he has investment interests, or in which the Adviser or its affiliates have investment interests. Similarly, the desire to maintain assets under management or to enhance a portfolio manager’s performance record or to derive other rewards, financial or otherwise, could influence a portfolio manager in affording preferential treatment to those accounts that could most significantly benefit the portfolio manager. For example, as reflected above, if a portfolio manager manages accounts which have performance fee arrangements, certain portions of his compensation will depend on the achievement of performance milestones on those accounts. A portfolio manager could be incented to afford preferential treatment to those accounts and thereby be subject to a potential conflict of interest.

Certain Business Relationships.  Dan C. Tutcher, a Portfolio Manager of the Fund, presently serves on the board of Enbridge, Inc. (NYSE: ENB).  As of the date of this Prospectus, Enbridge Inc. is the parent company of Enbridge Energy Management (NYSE: EEQ), Midcoast Energy Partners (NYSE: MEP), Enbridge Energy Partners (NYSE: EEP), Spectra Energy Corp (NYSE:SE), DCP Midstream Partners (NYSE: DCP) and Spectra Energy Partners (NYSE: SEP) (collectively, the “Enbridge Companies”).  As a board member, Mr. Tutcher attends quarterly board meetings for Enbridge, Inc.  The Fund may from time to time invest in Enbridge Companies.  In connection with any such investments, the Adviser has adopted policies and procedures that are designed to address potential conflicts of interest that may arise in connection with Mr. Tutcher’s service as a director of Enbridge Inc.  Specifically, these policies and procedures, among other things; (i) establish information barriers designed to restrict Mr. Tutcher from sharing information regarding Enbridge Companies with other investment professionals of the Adviser, (ii) require Mr. Tutcher to recuse himself from any discussions by the Adviser’s Investment Committee involving Enbridge Companies and (iii) require that all trading decisions involving Enbridge Companies be made by other Portfolio Managers, without any input from Mr. Tutcher.  While these policies and procedures are designed to allow the Fund to invest in Enbridge Companies, the policies and procedures may require the Adviser to restrict trading in Enbridge Companies from time to time, which may prevent the Fund from acquiring or disposing of securities of Enbridge Companies at a favorable time.  In addition, as a result of these policies and procedures, the Fund will not benefit from Mr. Tutcher’s experience and expertise with respect to investments in Enbridge Companies.

Portfolio Manager Compensation. The portfolio managers are compensated based on the scale and complexity of their portfolio responsibilities, the total return performance of funds and accounts managed by the portfolio manager on an absolute basis and when compared to appropriate peer groups of similar size and strategy, as well as the management skills displayed in managing their portfolio teams and the teamwork displayed in working with other members of the firm. Since the portfolio managers are responsible for multiple funds and accounts, investment performance is evaluated on an aggregate basis almost equally weighted among performance, management and teamwork. Base compensation for the portfolio managers varies in line with a portfolio manager’s seniority and position. The compensation of portfolio managers with other job responsibilities (such as acting as an executive officer of their firm or supervising various departments) includes consideration of the scope of such responsibilities and the portfolio manager’s performance in meeting them. The Adviser seeks to compensate portfolio managers commensurate with their responsibilities and performance, and in a manner that is competitive with other firms within the investment management industry. Salaries, bonuses and stock-based compensation in the industry also are influenced by the operating performance of their respective firms and their parent companies. While the salaries of the portfolio managers are comparatively fixed, cash bonuses and stock-based compensation may fluctuate significantly from year to year. Bonuses are determined on a discretionary basis by the senior executives of the firm and measured by individual and team-oriented performance guidelines. Awards under the Long Term Incentive Plan (LTIP) are approved annually and there is a rolling vesting schedule to aid in retention of key people. A key component of this program is achievement of client objectives in order to properly align interests with our clients. Further, the incentive compensation of all investment personnel who work on each strategy is directly tied to the relative performance of the strategy and its clients.

The compensation structure of the portfolio managers and other investment professionals has four primary components:

•                  A base salary;

•                  An annual cash bonus;

•                  If applicable, long-term compensation consisting of restricted stock or stock options of the Adviser’s ultimate parent company, Brookfield Asset Management Inc.; and

•                  If applicable, long-term compensation consisting generally of restricted share units tied to the performance of funds managed by Brookfield.

The portfolio managers also receive certain retirement, insurance and other benefits that are broadly available to all employees. Compensation of the portfolio managers is reviewed on an annual basis by senior management.

Each portfolio manager was compensated for the sale of his equity interests in Center Coast to Brookfield, and may receive additional contingent payments to be paid within the first five years following the closing of the transaction calculated based, in part, on the assets under management of the business and subject to certain conditions.

Securities Ownership of the Portfolio Managers. As of November 30, 2017, the dollar range of equity securities of the Fund beneficially owned by each portfolio manager is shown below:

Dan C. Tutcher: $1,000,001-$10,000,000

Robert T. Chisholm: $10,001-$50,000

Jeff A. Jorgensen: $10,001-$50,000

PORTFOLIO TRANSACTIONS

Subject to policies established by the Board of Trustees, the Adviser is responsible for placing purchase and sale orders and the allocation of brokerage on behalf of the Fund. Transactions in equity securities are in most cases effected on U.S. stock exchanges and involve the payment of negotiated brokerage commissions. In general, there may be no stated commission in the case of securities traded in over-the-counter markets, but the prices of those securities may include undisclosed commissions or mark-ups. Principal transactions are not entered into with affiliates of the Fund. The Fund has no obligations to deal with any broker or group of brokers in executing transactions in portfolio securities. In executing transactions, the Adviser seeks to obtain the best price and execution for the Fund, taking into account such factors as price, size of order, difficulty of execution and operational facilities of the firm involved and the firm’s risk in positioning a block of securities. While the Adviser generally seeks reasonably competitive commission rates, the Fund does not necessarily pay the lowest commission available.

Subject to obtaining the best price and execution, brokers who provide supplemental research, market and statistical information to the Adviser or its affiliates may receive orders for transactions by the Fund. The term “research, market and statistical information” includes advice as to the value of securities, and advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issues, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. Information so received will be in addition to and not in lieu of the services required to be performed by the Adviser under the Advisory Agreement, and the expenses of the Adviser will not necessarily be reduced as a result of the receipt of such supplemental information. Such information may be useful to the Adviser and its affiliates in providing services to clients other than the Fund, and not all such information is used by the Adviser in connection with the Fund. Conversely, such information provided to the Adviser and its affiliates by brokers and dealers through whom other clients of the Adviser and its affiliates effect securities transactions may be useful to the Adviser in providing services to the Fund.

Although investment decisions for the Fund are made independently from those of the other accounts managed by the Adviser and its affiliates, investments of the kind made by the Fund may also be made by those other accounts. When the same securities are purchased for or sold by the Fund and any of such other accounts, it is the policy of the Adviser and its affiliates to allocate such purchases and sales in the manner deemed fair and equitable to all of the accounts, including the Fund.

Commissions Paid. Unless otherwise disclosed below, the Fund paid no commissions to affiliated brokers during the last fiscal period. The Fund paid approximately the following commissions to brokers during the fiscal years shown:

Fiscal Period Ended November 30,	All Brokers	Affiliated Brokers
2017	$154,988	$0
2016	$231,909	$0
2015	$360,332	$0

Fiscal Year Ended November 30, 2017 Percentages:
Percentage of aggregate brokerage commissions paid to affiliated broker		0%
Percentage of aggregate dollar amount of transactions involving the payment of commissions effected through affiliated broker		0%

During the fiscal year ended November 30, 2017, the Fund paid $154,988 in brokerage commissions on transactions totaling $281,694,337 to brokers selected primarily on the basis of research services provided to the Adviser.

TAXATION

This section and the discussion in the Prospectus (see “Taxation”) provide a summary of the U.S. federal income tax considerations generally applicable to U.S. Shareholders (as defined in the Prospectus) that acquire Common Shares or Preferred Shares and that hold such Common Shares or Preferred Shares as capital assets (generally, for investment). The discussion is based upon the Code, Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). This summary does not purport to deal with all of the U.S. federal income tax consequences applicable to the Fund, or which may be important to particular shareholders in light of their individual investment circumstances or to some types of shareholders subject to special tax rules, such as shareholders subject to the alternative minimum tax, financial institutions, broker-dealers, insurance companies, tax-exempt organizations, partnerships or other pass-through entities, persons holding Common Shares or Preferred Shares in connection with a hedging, straddle, conversion or other integrated transaction, persons with a functional currency other than the U.S. dollar, non-U.S. investors or shareholders who contribute assets other than cash to the Fund in exchange for Common Shares or Preferred Shares. No ruling has been or will be sought from the IRS regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below. This summary of U.S.

federal income tax consequences is for general information only. Prospective investors must consult their tax Advisers as to the U.S. federal income tax consequences of acquiring, holding and disposing of Common Shares or Preferred Shares, as well as the effects of state, local and non-U.S. tax laws.

If a partnership (including any other entity treated as a partnership for U.S. federal income tax purposes) holds Common Shares or Preferred Shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold Common Shares or Preferred Shares should consult their tax Advisers.

The Fund

The Fund is treated as a regular corporation, or “C” corporation, for U.S. federal income tax purposes. Accordingly, the Fund generally is subject to U.S. federal income tax on its taxable income at a 21 percent rate for taxable years beginning after December 31, 2017. In addition, as a regular corporation, the Fund is subject to state income taxation by reason of its investments in equity securities of MLPs. Therefore, the Fund may have state income tax liabilities (or benefits) in multiple states, which will reduce the Fund’s cash available to make distributions on the Common Shares and Preferred Shares. For taxable years beginning before January 1, 2018, the Fund may be subject to an alternative minimum tax on its alternative minimum taxable income to the extent that the alternative minimum tax exceeds the Fund’s regular income tax liability. The extent to which the Fund is required to pay U.S. corporate income tax or alternative minimum tax could materially reduce the Fund’s cash available to make distributions on the Common Shares and Preferred Shares. The Fund does not expect that it will be eligible to elect to be treated as a regulated investment company because the Fund intends to invest more than 25% of its assets in the equity securities of MLPs. In addition, because the Fund is a corporation, it is not eligible for the 20% deduction for “qualified business income” available for certain income attributable to some investments in MLPs.

Certain Fund Investments

MLP Equity Securities. MLPs are similar to corporations in many respects, but differ in others, especially in the way they are treated for U.S. federal income tax purposes. The Code generally requires all publicly-traded partnerships, such as MLPs, to be treated as corporations for U.S. federal income tax purposes. A corporation is required to pay U.S. federal income tax on its income, and, to the extent the corporation distributes its income to its shareholders in the form of dividends from earnings and profits, its shareholders are required to pay U.S. federal income tax on such dividends. For this reason, it is said that corporate income is taxed at two levels. If, however, an MLP satisfies certain requirements, the MLP will be treated as a partnership for U.S. federal income tax purposes. Unlike a corporation, a partnership pays no U.S. federal income tax at the partnership entity level. A partnership’s net income and net gains are considered earned by all of its partners and are generally allocated among all the partners in proportion to their interests in the partnership. Each partner pays tax on its share of the partnership’s net income and net gains regardless of whether the partnership distributes cash to the partners. All the other items (such as losses, deductions and expenses) that go into determining taxable income and tax owed are passed through to the partners as well. Partnership income is thus said to be taxed only at one level-at the partner level.

In order to be treated as a partnership for U.S. federal income tax purposes, an MLP is required to receive 90 percent of its income from qualifying sources, such as interest, dividends, real estate rents, gain from the sale or disposition of real property, income and gain from mineral or natural resources activities, income and gain from the transportation or storage of certain fuels, gain from the sale or disposition of a capital asset held for the production of income described in the foregoing, and, in certain circumstances, income and gain from commodities or futures, forwards and options with respect to commodities. Mineral or natural resources activities include exploration, development, production, mining, processing, refining, marketing and transportation (including pipelines), of oil and gas, minerals, geothermal energy, fertilizers, timber or carbon dioxide. Many MLPs today are in energy, timber or real estate related (including mortgage securities) businesses. The Fund generally intends to invest in MLPs that are treated as partnerships for U.S. federal income tax purposes, and references to MLPs in this discussion include only MLPs that are so treated.

Although distributions from MLPs resemble corporate dividends, they are treated differently for U.S. federal income tax purposes. A distribution from an MLP is not itself taxable (since income of the MLP is taxable to its investors even if not distributed) to the extent of the investor’s basis in its MLP interest and is treated as gain to the extent the distribution exceeds the investor’s basis (see description below as to how an MLP investor’s basis is calculated) in the MLP.

To the extent that the Fund invests in the equity securities of an MLP, the Fund will be a partner in such MLP. Accordingly, the Fund will be required to include in its taxable income the Fund’s allocable share of the income, gains, losses, deductions and expenses recognized by each such MLP, regardless of whether the MLP distributes cash to the Fund. Based upon a review of the historic results of the type of MLPs in which the Fund has invested and in which the Fund intends to invest, the Fund expects that the cash distributions it will receive with respect to its investments in equity securities of MLPs will exceed the taxable income allocated to the Fund from such MLPs. No assurance, however, can be given in this regard. If MLPs in which the Fund invests pay distributions that do not exceed the amount of taxable income allocable to limited partners or members, the Fund will have a larger corporate income tax expense than expected, which will result in less cash available to distribute to shareholders.

The Fund will recognize gain or loss on the sale, exchange or other taxable disposition of an equity security of an MLP equal to the difference between the amount realized by the Fund on the sale, exchange or other taxable disposition and the Fund’s adjusted tax basis in such equity security. Any such gain will be subject to U.S. federal income tax at a 21 percent rate for taxable years beginning after December 31, 2017, regardless of how long the Fund has held such equity security. The amount realized by the Fund generally will be the amount paid by the purchaser of the equity security plus the Fund’s allocable share, if any, of the MLP’s debt that will be allocated to the purchaser as a result of the sale, exchange or other taxable disposition. The Fund’s tax basis in its equity securities in an MLP is generally equal to the amount the Fund paid for the equity securities, (x) increased by the Fund’s allocable share of the MLP’s net taxable income and certain MLP debt, if any, and (y) decreased by the Fund’s allocable share of the MLP’s net losses and any distributions received by the Fund from the MLP. Although any distribution by an MLP to the Fund in excess of the Fund’s allocable share of such MLP’s net taxable income may create a temporary economic benefit to the Fund, such distribution will increase the amount of gain (or decrease the amount of loss) that will be recognized on the sale of an equity security in the MLP by the Fund.

Any capital losses that the Fund recognizes on a disposition of an equity security of an MLP can only be used to offset capital gains that the Fund recognizes. Any capital losses that the Fund is unable to use may be carried back for a period of three taxable years and carried forward for a period of five taxable years. Because (i) the period for which capital losses may be carried back is limited to three taxable years and carried forward is limited to five taxable years and (ii) the disposition of an equity security of an MLP may be treated, in significant part, as ordinary income, capital losses incurred by the Fund may expire without being utilized.

As described above, for taxable years beginning before January 1, 2018, the Fund may be subject to an alternative minimum tax on its alternative minimum taxable income to the extent that the alternative minimum tax exceeds the Fund’s regular tax liability. The Fund’s allocable share of certain percentage depletion deductions and intangible drilling costs of the MLP’s in which the Fund invests may be treated as items of tax preference for purposes of calculating the Fund’s alternative minimum taxable income. Such items will increase the Fund’s alternative minimum taxable income and increase the likelihood that the Fund may be subject to the alternative minimum tax.

Other Investments. The Fund’s transactions in foreign currencies, forward contracts, options and futures contracts (including options and futures contracts on foreign currencies), to the extent permitted, will be subject to special provisions of the Code (including provisions relating to “hedging transactions” and “straddles”) that, among other things, may affect the character of gains and losses recognized by the Fund (i.e., may affect whether gains or losses are ordinary versus capital or short-term versus long-term), accelerate recognition of income to the Fund and defer Fund losses. These provisions also (a) will require the Fund to mark-to-market certain types of the positions in its portfolio (i.e., treat them as if they were closed out at the end of each year) and (b) may cause the Fund to recognize income without receiving the corresponding amount of cash.

If the Fund invests in debt obligations having original issue discount, the Fund may recognize taxable income from such investments in excess of any cash received therefrom.

Foreign Investments. Dividends or other income (including, in some cases, capital gains) received by the Fund from investments in foreign securities may be subject to withholding and other taxes imposed by foreign countries. Tax conventions between certain countries and the United States may reduce or eliminate such taxes in some cases. Foreign taxes paid by the Fund will reduce the return from the Fund’s investments. Shareholders will not be entitled to claim credits or deductions on their tax returns for foreign taxes paid by the Fund.

U.S. Shareholders

Distributions. Distributions by the Fund of cash or property in respect of the Common Shares or Preferred Shares will be treated as dividends for U.S. federal income tax purposes to the extent paid from the Fund’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividend will be eligible for the dividends received deduction if received by an otherwise qualifying corporate U.S. Shareholder that meets the holding period and other requirements for the dividends received deduction. Dividends paid by the Fund to certain non-corporate U.S. Shareholders (including individuals) are eligible for U.S. federal income taxation at the rates generally applicable to long-term capital gains for individuals, provided that the U.S. Shareholder receiving the dividend satisfies applicable holding period and other requirements.

If the amount of a Fund distribution exceeds the Fund’s current and accumulated earnings and profits, such excess will be treated first as a tax-free return of capital to the extent of the U.S. Shareholder’s tax basis in the Common Shares or Preferred Shares, and thereafter as capital gain. Any such capital gain will be long-term capital gain if such U.S. Shareholder has held the applicable Common Shares or Preferred Shares for more than one year.

U.S. Shareholders that participate in the Fund’s Plan will be treated for U.S. federal income tax purposes as having (i) received a cash distribution equal to the reinvested amount and (ii) reinvested such amount in Common Shares.

Sales of Common Shares or Preferred Shares. Upon the sale, exchange or other taxable disposition of Common Shares or Preferred Shares, a U.S. Shareholder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. Shareholder’s adjusted tax basis in the Common Shares or Preferred Shares, as applicable. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Shareholder has held the Common Shares or Preferred Shares for more than one year at the time of disposition. Long-term capital gains of certain non-corporate U.S. Shareholders (including individuals) are currently subject to U.S. federal income taxation at reduced maximum rates. The deductibility of capital losses is subject to limitations under the Code.

A U.S. Shareholder’s adjusted tax basis in its Common Shares or Preferred Shares may be less than the price paid for the Common Shares or Preferred Shares as a result of distributions by the Fund in excess of the Fund’s earnings and profits (i.e., returns of capital).

UBTI. An investment in Common Shares or Preferred Shares will not generate unrelated business taxable income (“UBTI”) for tax-exempt U.S. Shareholders, provided that the tax-exempt U.S. Shareholder does not incur “acquisition indebtedness” (as defined for U.S. federal income tax purposes) with respect to the Common Shares or Preferred Shares. A tax-exempt U.S. Shareholder would recognize UBTI by reason of its investment in the Fund if the Common Shares or Preferred Shares constitute debt-financed property in the hands of the tax-exempt U.S. Shareholder.

Non-U.S. Shareholders

The following discussion is a summary of certain United States federal income tax consequences that will apply to non-U.S. Shareholders. Special rules may apply to certain non-U.S. Shareholders, such as “controlled foreign corporations,” “passive foreign investment companies” and certain expatriates, among others, that are subject to special treatment under the Code. Such non-U.S. Shareholders should consult their tax Advisers to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Distributions. The gross amount of distributions by the Fund in respect of Common Shares or Preferred Shares will be treated as dividends to the extent paid out of the Fund’s current or accumulated earnings and profits, as determined under United States federal income tax principles. Dividends paid to a non-U.S. Shareholder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by a non-U.S. Shareholder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements (generally on a Form W-8ECI) are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. Shareholder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. Shareholder who wishes to claim the benefits of an applicable income tax treaty for dividends will be required (a) to complete Form W-8BEN or Form W-8BEN-E (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if Common Shares or Preferred Shares are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations.

A non-U.S. Shareholder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

If the amount of a distribution to a non-U.S. Shareholder exceeds the Fund’s current and accumulated earnings and profits, such excess will be treated first as a tax-free return of capital to the extent of the non-U.S. Shareholder’s tax basis in the Common Shares or Preferred Shares, and then as capital gain. Capital gain recognized by a non-U.S. Shareholder as a consequence of a distribution by the Fund in excess of its current and accumulated earnings and profits will generally not be subject to United States federal income tax, except as described below under the caption “—Sales of Common Shares or Preferred Shares.”

Sales of Common Shares or Preferred Shares. A non-U.S. Shareholder generally will not be subject to United States federal income tax on any gain realized on the disposition of Common Shares or Preferred Shares unless:

•                                    the gain is effectively connected with a trade or business of the non-U.S. Shareholder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. Shareholder);

•                                    the non-U.S. Shareholder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•                                    the Fund is or has been a “United States real property holding corporation” at any time within the shorter of the five-year period ending on the date the Common Shares or Preferred Shares are sold or the period that such non-U.S. Shareholder held the Common Shares or Preferred Shares. Even if the Fund is a United States real property holding corporation during such period, a non-U.S. Shareholder will not be subject to U.S. federal income tax on a disposition Preferred Shares or Common Shares so long as (i) the non-U.S. Shareholder did not own (directly, indirectly, or constructively) more than 5% of the Preferred Shares or Common Shares at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. Shareholder held Preferred Shares or Common Shares, and (ii) the shares disposed of are regularly traded on an established securities market at any time during the calendar year in which the sale, exchange, or other disposition occurs. If such conditions are not satisfied, a non-U.S. Shareholder will be subject to U.S. federal income tax on a disposition of Preferred Shares or Common Shares as if the gain were effectively connected with the conduct of the non-U.S. Shareholder’s trade or business in the United States, as discussed below. In addition, if Preferred Shares or Common Shares are not treated as regularly traded on an established securities market, a buyer of such shares from a non-U.S. Shareholder generally would be required to withhold tax in an amount equal to 15% of the amount realized by the non-U.S. Shareholder on the sale or other taxable disposition of the shares. The Fund believes the Common Shares qualify as being regularly traded on an established securities market. However, there can be no assurance that the Preferred Shares currently qualify, or will in the future qualify, as being regularly traded on an established securities market. The rules regarding United States real property holding corporations are complex, and non-U.S. Shareholders are urged to consult with their tax Advisers on the application of these rules based on their particular circumstances.

If gain or loss is effectively connected with a non-U.S. Shareholder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. Shareholder) or, if the Fund is or has been a United States real property holding corporation and a non-U.S. Shareholder is subject to tax as described above, any gain or loss that is realized on the disposition of such shares by such a non-U.S. Shareholder will be recognized in an amount equal to the difference between the amount of cash and the fair market value of any other property received for the Common Shares or Preferred Shares and the non-U.S. Shareholder’s basis in the Common Shares or Preferred Shares exchanged. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the Common Shares or Preferred Shares have been held for more than one year. In the case of a non-U.S. Shareholder that is a foreign corporation, such gain may also be subject to an additional branch profits tax at a rate of 30% (or a lower applicable treaty rate). If a non-U.S. Shareholder is an individual that is present in the United States for 183 or more days in the taxable year of disposition and certain other requirements are met, the non-U.S. Shareholder generally will be subject to a flat income tax at a rate of 30% (or lower applicable treaty rate) on any capital gain recognized on the disposition of Common Shares or Preferred Shares, which may be offset by certain U.S. source capital losses.

Generally, the Fund will be a United States real property holding corporation if the fair market value of its United States real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. The Fund has not made a determination as to whether it is currently a United States real property holding corporation. Non-U.S. Shareholders should consult their tax Advisers concerning our status as a United States real property corporation and the tax considerations relevant to the disposition of shares in a United States real property corporation.

Additional Withholding Requirements. Under recently enacted legislation, the relevant withholding agent may be required to withhold 30% of any dividends, and, after December 31, 2018, gross proceeds of a sale of Common Shares or Preferred Shares to (i) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its United States accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements. Non-U.S. Shareholders should consult their tax Advisers regarding these additional withholding requirements.

GENERAL INFORMATION

Additional Information

The Prospectus and this SAI constitutes part of a Registration Statement filed by the Fund with the SEC under the Securities Act, and the 1940 Act. The Prospectus and this SAI omit certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Fund and the Common Shares offered hereby. Any statements contained in the Prospectus and herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference. The complete Registration Statement may be obtained from the SEC upon payment of the fee prescribed by its rules and regulations or free of charge through the SEC’s web site (http://www.sec.gov).

Principal Shareholders

As of February 1, 2018, to the knowledge of the Fund, no person beneficially owned more than 5% of the voting securities of any class of equity securities of the Fund, except as follows:

Shareholder Name and Address	Class of Shares	Share Holdings	Percentage Owned
First Trust Portfolios L.P.(1) First Trust Advisers L.P. The Charger Corporation 120 East Liberty Drive, Suite 400 Wheaton, Illinois 60187	Common Shares	3,033,441	12.04%
Morgan Stanley(2) Morgan Stanley Smith Barney LLC 1585 Broadway New York, New York 10036	Common Shares	1,606,879	6.6%
Fidelity & Guaranty Life Insurance Company 1001 Fleet Street, 6th Floor Baltimore, MD 21202	MRP Shares	400	20.00%
Knights of Columbus One Columbus Plaza New Haven, CT 06510-3326	MRP Shares	1,200	60.00%
Life Insurance Company Of The Southwest(3) One National Life Insurance Company Montpelier, VT 05604	MRP Shares	360	18.00%

(1)                                 Based on information obtained from a Schedule 13G/A filed with the SEC on January 17, 2018.

(2)                                 Based on information obtained from a Schedule 13G filed with the SEC on February 13, 2018.

(3)                                 Based on information obtained from a Schedule 13G filed with the SEC on October 17, 2016.

Counsel and Independent Registered Public Accounting Firm

Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, is special counsel to the Fund in connection with the issuance of the Common Shares.

Deloitte & Touche LLP serves as the independent registered public accounting firm of the Fund and is expected to audit the financial statements of the Fund annually. Deloitte & Touche LLP is located at 1700 Market Street, Philadelphia, PA 19103.

PricewaterhouseCoopers LLP (the “Prior Auditor”), 1000 Louisiana Street, Suite 5800, Houston, TX 77002, served as the independent registered public accounting firm of the Fund for its fiscal year ended November 30, 2017. The Fund’s audited financial statements incorporated by reference in this SAI and the report of the Prior Auditor thereon, have been incorporated by reference in this SAI in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Proxy Voting Policy and Procedures and Proxy Voting Record

The Fund has delegated the voting of proxies relating to its portfolio securities to the Adviser. The Adviser’s Proxy Voting Policy is included as Appendix B to this Statement of Additional Information.

Information on how the Fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30th will be available without charge, upon request, by calling the Fund at (855) 777-8001 or by visiting the Fund’s web site at www.brookfieldim.com. This information is also available on the SEC’s web site at http://www.sec.gov.

Code of Ethics

The Fund and the Adviser each have adopted a code of ethics. Each code of ethics sets forth restrictions on the trading activities of trustees/directors, officers and employees of the Fund, the Adviser and their affiliates, as applicable. The code of ethics of the Fund and the Adviser is on file with the SEC and can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090. The codes of ethics of the Fund and the Adviser is also available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov, and copies of the code of ethics may be obtained, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

FINANCIAL STATEMENTS

The Fund’s audited financial statements appearing in the Fund’s annual report to shareholders for the fiscal year ended November 30, 2017, including accompanying notes thereto and the report of the Prior Auditor thereon, as contained in the Fund’s Form N-CSR filed with the SEC on February 5, 2018, are incorporated by reference in this Statement of Additional Information. Shareholder reports are available upon request and without charge by calling (855) 777-8001 or by writing to the Fund at Brookfield Place, 250 Vesey Street, New York, New York 10281-1023. All other portions of the Fund’s annual and semi-report to shareholders are not incorporated herein by reference and are not part of the Fund’s registration statement, this SAI, the Prospectus or any Prospectus Supplement.

APPENDIX A

DESCRIPTION OF SECURITIES RATINGS

Standard & Poor’s

A brief description of the applicable Standard & Poor’s rating symbols and their meanings (as published by Standard & Poor’s) follows:

Issue Credit Ratings Definitions

A Standard & Poor’s issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects Standard & Poor’s view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

Issue credit ratings can be either long-term or short-term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days—including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The result is a dual rating, in which the short-term rating addresses the put feature, in addition to the usual long-term rating. Medium-term notes are assigned long-term ratings.

Long-Term Issue Credit Ratings

Issue credit ratings are based, in varying degrees, on Standard & Poor’s analysis of the following considerations:

•      Likelihood of payment — the capacity and willingness of the obligor to meet its financial commitment on a financial obligation in accordance with the terms of the obligation;

•      Nature and provisions of the financial obligation, and the promise we impute; and

•      Protection afforded by, and relative position of, the obligation in the event of a bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

AAA	An obligation rated ‘AAA’ has the highest rating assigned by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.

AA	An obligation rated ‘AA’ differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.

A

An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

BBB

An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB, B, CCC, CC, and C

Obligations rated ‘BB’, ‘B’, ‘CCC’, ‘CC’, and ‘C’ are regarded as having significant speculative characteristics. ‘BB’ indicates the least degree of speculation and ‘C’ the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB

An obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

B

An obligation rated ‘B’ is more vulnerable to nonpayment than obligations rated ‘BB’, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.

CCC

An obligation rated ‘CCC’ is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC

An obligation rated ‘CC’ is currently highly vulnerable to nonpayment. The ‘CC’ rating is used when a default has not yet occurred, but Standard & Poor’s expects default to be a virtual certainty, regardless of the anticipated time to default.

C

An obligation rated ‘C’ is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared to obligations that are rated higher.

D

An obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation’s rating is lowered to ‘D’ if it is subject to a distressed exchange offer.

NR

This indicates that no rating has been requested, or that there is insufficient information on which to base a rating, or that Standard & Poor’s does not rate a particular obligation as a matter of policy.

Plus (+) or minus (-)

The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+)(+) or minus (-) sign to show relative standing within the major rating categories.

Short-Term Issue Credit Ratings

A-1

A short-term obligation rated ‘A-1’ is rated in the highest category by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

A-2

A short-term obligation rated ‘A-2’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitment on the obligation is satisfactory.

A-3	A short-term obligation rated ‘A-3’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B

A short-term obligation rated ‘B’ is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties which could lead to the obligor’s inadequate capacity to meet its financial commitments.

C

A short-term obligation rated ‘C’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

D

A short-term obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation’s rating is lowered to ‘D’ if it is subject to a distressed exchange offer.

SPUR (Standard & Poor’s Underlying Rating)

A SPUR rating is an opinion about the stand-alone capacity of an obligor to pay debt service on a credit-enhanced debt issue, without giving effect to the enhancement that applies to it. These ratings are published only at the request of the debt issuer/obligor with the designation SPUR to distinguish them from the credit-enhanced rating that applies to the debt issue. Standard & Poor’s maintains surveillance of an issue with a published SPUR.

Dual Ratings

Dual ratings may be assigned to debt issues that have a put option or demand feature. The first component of the rating addresses the likelihood of repayment of principal and interest as due, and the second component of the rating addresses only the demand feature. The first component of the rating can relate to either a short-term or long-term transaction and accordingly use either short-term or long-term rating symbols. The second component of the rating relates to the put option and is assigned a short-term rating symbol (for example, ‘AAA/A-1+’ or ‘A-1+/A-1’). With U.S. municipal short-term demand debt, the U.S. municipal short-term note rating symbols are used for the first component of the rating (for example, ‘SP-1+/A-1+’).

Moody’s Investors Service Inc.

A brief description of the applicable Moody’s Investors Service, Inc. (“Moody’s”) rating symbols and their meanings (as published by Moody’s) follows:

Global Rating Scales

Ratings assigned on Moody’s global long-term and short-term rating scales are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities. Long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. Short-term ratings are assigned to obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default.

Moody’s differentiates structured finance ratings from fundamental ratings (i.e., ratings on nonfinancial corporate, financial institution, and public sector entities) on the global long-term scale by adding (sf ) to all structured finance ratings. The addition of (sf ) to structured finance ratings should eliminate any presumption that such ratings and fundamental ratings at the same letter grade level will behave the same. The (sf ) indicator for structured finance security ratings indicates that otherwise similarly rated structured finance and fundamental securities may have different risk characteristics. Through its current methodologies, however, Moody’s aspires to achieve broad expected equivalence in structured finance and fundamental rating performance when measured over a long period of time.

Global Long-Term Rating Scale

Aaa	Obligations rated Aaa are judged to be of the highest quality, with minimal risk.

Aa	Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A	Obligations rated A are considered upper-medium grade and are subject to low credit risk.

Baa	Obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess speculative characteristics.

Ba	Obligations rated Ba are judged to have speculative elements and are subject to substantial credit risk.

B	Obligations rated B are considered speculative and are subject to high credit risk.

Caa	Obligations rated Caa are judged to be of poor standing and are subject to very high credit risk.

Ca	Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

C	Obligations rated C are the lowest-rated class of bonds and are typically in default, with little prospect for recovery of principal or interest.

Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, a “(hyb)” indicator is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms. By their terms, hybrid securities allow for the omission of scheduled dividends, interest, or principal payments, which can potentially result in impairment if such an omission occurs. Hybrid securities may also be subject to contractually allowable write-downs of principal that could result in impairment. Together with the hybrid indicator, the long-term obligation rating assigned to a hybrid security is an expression of the relative credit risk associated with that security.

Global Short-Term Rating Scale

P-1	Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

P-2	Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.

P-3	Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations.

NP	Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

APPENDIX B

BROOKFIELD INVESTMENT MANAGEMENT INC.

PORTFOLIO PROXY VOTING POLICIES AND PROCEDURES

MAY 2012

INTRODUCTION

The Portfolio Proxy Voting Policies and Procedures (the “Policies and Procedures”) set forth the proxy voting policies, procedures and guidelines to be followed by Brookfield Investment Management Inc. and its subsidiaries and affiliates (collectively, “BIM”) in voting portfolio proxies relating to securities that are held in the portfolios of the investment companies or other clients (“Clients”) for which BIM has been delegated such proxy voting authority.

I.                                        PROXY VOTING COMMITTEE

BIM’s internal proxy voting committee (the “Committee”) is responsible for overseeing the proxy voting process and ensuring that BIM meets its regulatory and corporate governance obligations in voting of portfolio proxies.

The Committee shall oversee the proxy voting agent’s compliance with these Policies and Procedures, including any deviations by the proxy voting agent from the proxy voting guidelines (“Guidelines”).

II.                                   ADMINISTRATION AND VOTING OF PORTFOLIO PROXIES

A.                Fiduciary Duty and Objective

As an investment adviser that has been granted the authority to vote on portfolio proxies, BIM owes a fiduciary duty to its Clients to monitor corporate events and to vote portfolio proxies consistent with the best interests of its Clients.  In this regard, BIM seeks to ensure that all votes are free from unwarranted and inappropriate influences.  Accordingly, BIM generally votes portfolio proxies in a uniform manner for its Clients and in accordance with these Policies and Procedures and the Guidelines.

In meeting its fiduciary duty, BIM generally view proxy voting as a way to enhance the value of the company’s stock held by the Clients.  Similarly, when voting on matters for which the Guidelines dictate a vote be decided on a case-by-case basis, BIM’s primary consideration is the economic interests its Clients.

B.            Proxy Voting Agent

BIM may retain an independent third party proxy voting agent to assist BIM in its proxy voting responsibilities in accordance with these Policies and Procedures and in particular, with the Guidelines.  As discussed above, the Committee is responsible for monitoring the proxy voting agent.

In general, BIM may consider the proxy voting agent’s research and analysis as part of BIM’s own review of a proxy proposal in which the Guidelines recommend that the vote be considered on a case-by-case basis.  BIM bears ultimate responsibility for how portfolio proxies are voted.  Unless instructed otherwise by BIM, the proxy voting agent, when retained, will vote each portfolio proxy in accordance with the Guidelines.   The proxy voting agent also will assist BIM in maintaining records of BIM’s portfolio proxy votes, including the appropriate records necessary for registered investment companies to meet their regulatory obligations regarding the annual filing of proxy voting records on Form N-PX with the Securities and Exchange Commission (“SEC”).

C.        Material Conflicts of Interest

BIM votes portfolio proxies without regard to any other business relationship between BIM and the company to which the portfolio proxy relates.  To this end, BIM must identify material conflicts of interest that may arise between a Client and BIM, such as the following relationships:

•                  BIM provides significant investment advisory or other services to a portfolio company or its affiliates (the “Company”) whose management is soliciting proxies or BIM is seeking to provide such services;

•                  BIM serves as an investment adviser to the pension or other investment account of the Company or BIM is seeking to serve in that capacity; or

•                  BIM and the Company have a lending or other financial-related relationship.

In each of these situations, voting against the Company management’s recommendation may cause BIM a loss of revenue or other benefit.

BIM generally seeks to avoid such material conflicts of interest by maintaining separate investment decision-making and proxy voting decision-making processes.  To further minimize possible conflicts of interest, BIM and the Committee employ the following procedures, as long as BIM determines that the course of action is consistent with the best interests of the Clients:

•                  If the proposal that gives rise to a material conflict is specifically addressed in the Guidelines, BIM will vote the portfolio proxy in accordance with the Guidelines, provided that the Guidelines do not provide discretion to BIM on how to vote on the matter (i.e., case-by-case); or

•                  If the previous procedure does not provide an appropriate voting recommendation, BIM may retain an independent fiduciary for advice on how to vote the proposal or the Committee may direct BIM to abstain from voting because voting on the particular proposal is impracticable and/or is outweighed by the cost of voting.

D.        Certain Foreign Securities

Portfolio proxies relating to foreign securities held by Clients are subject to these Policies and Procedures.  In certain foreign jurisdictions, however, the voting of portfolio proxies can result in additional restrictions that have an economic impact to the security, such as “share-blocking.”  If BIM votes on the portfolio proxy, share-blocking may prevent BIM from selling the shares of the foreign security for a period of time.  In determining whether to vote portfolio proxies subject to such restrictions, BIM, in consultation with the Committee, considers whether the vote, either in itself or together with the votes of other shareholders, is expected to affect the value of the security that outweighs the cost of voting.  If BIM votes on a portfolio proxy and during the “share-blocking period,” BIM would like to sell the affected foreign security, BIM, in consultation with the Committee, will attempt to recall the shares (as allowable within the market time-frame and practices).

III.                              FUND BOARD REPORTING AND RECORDKEEPING

BIM will prepare periodic reports for submission to the Boards of Directors of its affiliated funds (the “Funds”) describing:

•                  any issues arising under these Policies and Procedures since the last report to the Funds’ Boards of Directors/Trustees and the resolution of such issues, including but not limited to, information about conflicts of interest not addressed in the Policies and Procedures; and

•                  any proxy votes taken by BIM on behalf of the Funds since the last report to such Funds’ Boards of Directors/Trustees that deviated from these Policies and Procedures, with reasons for any such deviations.

In addition, no less frequently than annually, BIM will provide the Boards of Directors/Trustees of the Funds with a written report of any recommended changes based upon BIM’s experience under these Policies and Procedures, evolving industry practices and developments in the applicable laws or regulations.

BIM will maintain all records that are required under, and in accordance with, all applicable regulations, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, which include, but not limited to:

•                  these Policies and Procedures, as amended from time to time;

•                  records of votes cast with respect to portfolio proxies, reflecting the information required to be included in Form N-PX, as applicable;

•                  records of written client requests for proxy voting information and any written responses of BIM to such requests; and

•                  any written materials prepared by BIM that were material to making a decision in how to vote, or that memorialized the basis for the decision.

IV.                               AMENDMENTS TO THESE PROCEDURES

The Committee shall periodically review and update these Policies and Procedures as necessary.  Any amendments to these Procedures and Policies (including the Guidelines) shall be provided to the Board of Directors of BIM and to the Boards of Directors of the Funds for review and approval.

V.                                    PROXY VOTING GUIDELINES

Guidelines are available upon request.

PART C

OTHER INFORMATION

Item 25.	Financial Statements And Exhibits

(1)                                 Financial Statements

Incorporated by reference in the Statement of Additional Information included herein are the Registrant’s audited financial statements for the fiscal year ended November 30, 2017, notes to such financial statements and the report of independent registered public accounting firm thereon, as contained in the Registrant’s Form N-CSR filed with the Securities and Exchange Commission on February 5, 2018.

(2)                                 Exhibits

(a)(1)	Amended and Restated Agreement and Declaration of Trust of Registrant(1)

(a)(2)	Statement of Preferences, dated September 22, 2016, relating to Series A Mandatory Redeemable Preferred Shares(7)

(b)	By-Laws of Registrant(1)

(c)	Not applicable

(d)(1)	Form of Subscription Certificate for Rights Offering(+)

(d)(2)	Form of Share Certificate, relating to Series A Mandatory Redeemable Preferred Shares(7)

(e)	Dividend Reinvestment Plan of Registrant(3)

(f)	Not applicable

(g)	Investment Advisory Agreement between Registrant and Brookfield Investment Management Inc. (the “Adviser”)(9)

(h)(i)	Second Amended and Restated Distribution Agreement between Registrant and Foreside Fund Services, LLC(*)

(h)(ii)	Second Amended and Restated Sub-Placement Agent Agreement between Foreside Fund Services, LLC and UBS Securities LLC(*)

(i)	Not applicable

(j)	Custody Agreement between Registrant and U.S. Bank National Association, as custodian(10)

(k)(i)	Transfer Agency and Registrar Services Agreement between Registrant and by American Stock Transfer & Trust Company, LLC as transfer agent(2)

(k)(ii)	Administration Agreement between Registrant and the Adviser, as administrator(10)

(k)(iii)	Sub-Administration Agreement between Registrant and U.S. Bancorp Fund Services, LLC(10)

(k)(iv)(1)	Committed Facility Agreement between Registrant and BNP Prime Brokerage, Inc.(3)

(k)(iv)(2)	Amendment No. 1 to Committed Facility Agreement between Registrant and BNP Prime Brokerage, Inc.(3)

(k)(iv)(3)	Amendment No. 2 to Committed Facility Agreement between Registrant and BNP Prime Brokerage, Inc.(3)

(k)(iv)(4)	Amendment No. 3 to Committed Facility Agreement between Registrant and BNP Prime Brokerage, Inc.(3)

(k)(iv)(5)	Amendment No. 4 to Committed Facility Agreement between Registrant and BNP Prime Brokerage, Inc.(4)

(k)(iv)(6)	Amendment No. 5 to Committed Facility Agreement between Registrant and BNP Prime Brokerage, Inc.(4)

(k)(iv)(7)	Amendment No. 6 to Committed Facility Agreement between Registrant and BNP Prime Brokerage, Inc.(4)

(k)(iv)(8)	Amendment No. 7 to Committed Facility Agreement between Registrant and BNP Prime Brokerage, Inc.(6)

(k)(v)	Account Agreement between Registrant and BNP Prime Brokerage, Inc.(3)

(k)(vi)	Special Custody and Pledge Agreement among Registrant, BNP Paribas Prime Brokerage International, Ltd. and U.S. Bank National Association(10)

(k)(vii)	Securities Purchase Agreement, dated September 22, 2016, relating to Series A Mandatory Redeemable Preferred Shares(7)

(k)(viii)	Fund Accounting Servicing Agreement between Registrant and U.S. Bancorp Fund Services, LLC(10)

(l)(i)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP(5)

(l)(ii)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP(*)

(m)	Not applicable

(n)	Consent of Independent Registered Public Accounting Firm(*)

(o)	Not applicable

(p)	Initial Subscription Agreement(1)

(q)	Not applicable

(r)	Code of Ethics of the Registrant and the Adviser(9)

(s)	Power of Attorney(9)

(z)(i)	Form of Prospectus Supplement for Offering of Common Shares(3)

(z)(ii)	Form of Prospectus Supplement for Rights Offering(3)

(*)         Filed herewith.

(+)         To be filed by further Post-Effective Amendment.

(1)         Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, filed on August 27, 2013 (File Nos. 333-188550 and 811-22843).

(2)         Incorporated by reference to Pre-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2, filed on September 24, 2013 (File Nos. 333-188550 and 811-22843).

(3)         Incorporated by reference to the Registrant’s Registration Statement on Form N-2, filed on December 8, 2014 (File Nos. 333-200802 and 811-22843).

(4)         Incorporated by reference to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, filed on February 11, 2016 (File Nos. 333-200802 and 811-22843).

(5)         Incorporated by reference to the Registrant’s Registration Statement on Form N-2, filed on April 11, 2016 (File Nos. 333-210697 and 811-22843).

(6)         Incorporated by reference to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, filed on May 27, 2016 (File Nos. 333-210697 and 811-22843).

(7)         Incorporated by reference to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, filed on February 10, 2017 (File Nos. 333-210697 and 811-22843).

(8)         Incorporated by reference to Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2, filed on August 18, 2017 (File Nos. 333-210697 and 811-22843).

(9)   Incorporated by reference to Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2, filed on February 16, 2018 (File Nos. 333-210697 and 811-22843).

(10) Incorporated by reference to Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-2, filed on April 24, 2018 (File Nos. 333-210697 and 811-22843).

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” in Part A of this Registration Statement is incorporated herein by reference and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.  Reference is also made to the Dealer Manager Agreement, Underwriting Agreement, Sales Agreement and/or Distribution Agreement incorporated herein by reference, filed herewith or to be filed by further amendment pursuant to Item 25(2)(h) above.

Item 27.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

Legal Fees	300,000
Printing Expenses	100,000
Marketing Expenses	50,000
NYSE Listing Fees	57,647
SEC Registration Fees	19,005
FINRA Fees	23,500
Info/Subscription Agent	50,000
Dealer Expense Reimbursement	100,000
Accounting Fees	50,000
Miscellaneous	25,000
Total	775,152

Item 28.	Persons Controlled by or Under Common Control with Registrant

None.

Item 29.	Number of Holders of Securities

Title Class	Number of Record Shareholders as of May 8, 2018

Common shares of beneficial interest, par value $0.01 per share	2
Series A Mandatory Redeemable Preferred Shares, par value $0.01 per share, liquidation preference $25,000 per share	4

Item 30.	Indemnification

Reference is made to the Dealer Manager Agreement Underwriting Agreement, Sales Agreement and/or Distribution Agreement incorporated herein by reference, filed herewith or to be filed by further amendment.

Reference is made to Section 10 of the Investment Advisory Agreement, incorporated by reference herein. See Item 25 above.

Item 31.	Business and Other Connections of the Adviser

The Adviser, a Delaware Corporation, acts as investment Adviser to the Registrant. The Registrant is fulfilling the requirement of this Item 30 to provide a list of the officers and directors of the Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Adviser or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Adviser filed with the commission pursuant to the Investment Advisers Act of 1940, as amended (Commission File No. 801-34605).

Item 32.	Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act relating to the Registrant are maintained at the following offices:

1.              Brookfield Investment Management Inc.
Brookfield Place
250 Vesey Street
New York, New York 10281-1023

2.              American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, New York 11219

3.              U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

4.              U.S. Bancorp Fund Services, LLC
1201 South Alma School Road, Suite 3000
Mesa, Arizona 85210

5.              U.S. Bank National Association
1555 North River Center Drive, Suite 302
Milwaukee, Wisconsin 53212

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

1.              Registrant undertakes to suspend the offering of shares until the prospectus is amended, if subsequent to the effective date of this registration statement, its net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or its net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.              Not applicable.

3.              Not applicable.

4.              Registrant undertakes:

(a)  to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)         to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)         to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(3)         to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; and

(4)         if (i) it determines to conduct one or more offerings of the Fund’s common shares (including rights to purchase its common shares) at a price below its net asset value per common share at the date the offering is commenced, and (ii) such offering or offerings will result in greater than a 15% dilution to the Fund’s net asset value per common share; however, if the Registrant files a new reviewable post-effective amendment, the threshold would be reset.

(b)  that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)  to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)  that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)  that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)         any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act.

(2)         the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)         any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.              Registrant undertakes:

(a)  that, for the purpose of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) will be deemed to be a part of the Registration Statement as of the time it was declared effective.

(b)  that, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

6.              Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information constituting Part B of this Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City New York, State of New York, on the 8th day of May, 2018.

CENTER COAST BROOKFIELD MLP & ENERGY INFRASTRUCTURE FUND

By:	/s/ Brian F. Hurley
Brian F. Hurley
President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Brian F. Hurley
Brian F. Hurley	President (Principal Executive Officer)	May 8, 2018

/s/ Angela W. Ghantous
Angela W. Ghantous	Treasurer (Principal Financial Officer)	May 8, 2018

*
Heather A. Goldman	Trustee	May 8, 2018

*
Edward A. Kuczmarski	Trustee	May 8, 2018

*
Stuart A. McFarland	Trustee	May 8, 2018

*
Louis P. Salvatore	Trustee	May 8, 2018

*
David Levi	Trustee	May 8, 2018

/s/ Brian F. Hurley
Brian F. Hurley	Attorney-in-Fact	May 8, 2018

*                                         Pursuant to Powers of Attorney

Exhibit Index

(h)(i)	Second Amended and Restated Distribution Agreement between Registrant and Foreside Fund Services, LLC

(h)(ii)	Second Amended and Restated Sub-Placement Agent Agreement between Foreside Fund Services, LLC and UBS Securities LLC

(l)(ii)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP

(n)	Consent of Independent Registered Public Accounting Firm